SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

Quarterly information

March 31, 2014

(A free translation of the original report in Portuguese as published in
Brazil containing Quarterly Information (ITR) prepared in
accordance with accounting practices adopted in Brazil)

KPDS 68179

Company data
Capital Composition	1
Individual financial statements
Balance sheet - Assets	2
Balance sheet – Liabilities	3
Statement of income	4
Statement of comprehensive income (loss)	5
Statement of cash flows	6
Statements of changes in Equity
01/01/2014 to 03/31/2014	7
01/01/2013 to 03/31/2013	8
Statement of value added	9
Consolidated Financial Statements
Balance sheet - Assets	10
Balance sheet – Liabilities	11
Statement of income	13
Statement of comprehensive income (loss)	14
Statement of cash flows	15
Statements of changes in Equity
01/01/2014 to 03/31/2014	16
01/01/2013 to 03/31/2013	17
Statement of value added	18
Comments on performance	19
Notes to interim financial information	55
Comments on Company’s Business Projections	102
Other information deemed relevant by the Company	103
Reports and statements
Report on review of interim financial information	106
Management statement of interim financial information	109
Management statement on the report on review of interim financial information	110

0

COMPANY DATA / CAPITAL COMPOSITION

Number of Shares (in thousands)	CURRENT QUARTER 3/31/2014
Paid-in Capital
Common	435,559
Preferred	0
Total	435,559
Treasury shares
Common	33,999
Preferred	0
Total	33,999

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET – ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2014	PRIOR YEAR 12/31/2013
1	Total Assets	6,278,684	6,823,205
1.01	Current Assets	2,848,843	3,312,510
1.01.01	Cash and cash equivalents	58,699	39,032
1.01.01.01	Cash and banks	30,104	11,940
1.01.01.02	Short-term investments	28,595	27,092
1.01.02	Short-term investments	811,409	1,241,026
1.01.02.01	Fair value of short-term investments	811,409	1,241,026
1.01.03	Accounts receivable	926,377	1,034,833
1.01.03.01	Trade accounts receivable	926,377	1,034,833
1.01.03.01.01	Receivables from clients of developments	905,301	1,005,840
1.01.03.01.02	Receivables from clients of construction and services rendered	21,076	28,993
1.01.04	Inventories	842,380	780,867
1.01.04.01	Properties for sale	842,380	780,867
1.01.07	Prepaid expenses	18,162	21,440
1.01.07.01	Prepaid expenses and others	18,162	21,440
1.01.08	Other current assets	201,816	195,312
1.01.08.01	Non current assets for sale	7,311	7,064
1.01.08.03	Others	194,505	188,248
1.01.08.03.01	Others accounts receivable and others	6,268	15,749
1.01.08.03.02	Derivative financial instruments	0	183
1.01.08.03.03	Receivables from related parties	188,237	172,316
1.02	Non current assets	3,419,841	3,510,695
1.02.01	Non current assets	823,818	772,600
1.02.01.03	Accounts receivable	192,536	182,069
1.02.01.03.01	Receivables from clients of developments	192,536	182,069
1.02.01.04	Inventories	367,686	337,265
1.02.01.05	Deferred taxes	49,099	49,099
1.02.01.06.01	Deferred income tax and social contribution	49,099	49,099
1.02.01.09	Others non current assets	214,497	204,167
1.02.01.09.03	Others accounts receivable and others	108,491	105,895
1.02.01.09.04	Receivables from related parties	106,006	98,272
1.02.02	Investments	2,538,860	2,679,833
1.02.02.01	Interest in associates and affiliates	2,421,280	2,559,393
1.02.02.01.02	Interest in subsidiaries	2,421,280	2,468,337
1.02.02.01.04	Other investments	0	91,056
1.02.02.02	Interest in subsidiaries	117,580	120,440
1.02.02.02.01	Interest in subsidiaries - goodwill	117,580	120,440
1.02.03	Property and equipment	13,949	12,239
1.02.03.01	Operation property and equipment	13,949	12,239
1.02.04	Intangible assets	43,214	46,023
1.02.04.01	Intangible assets	43,214	46.023

INDIVIDUAL BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2014	PRIOR YEAR 12/31/2013
2	Total Liabilities	6,278,684	6,823,205
2.01	Current liabilities	1,556,741	1,925,787
2.01.01	Social and labor obligations	62,863	59,330
2.01.01.02	Labor obligations	62,863	59,330
2.01.01.02.01	Salaries, payroll charges and profit sharing	62,863	59,330
2.01.02	Suppliers	57,267	51,415
2.01.02.01	Local suppliers	57,267	51,415
2.01.03	Tax obligations	28,559	115,775
2.01.03.01	Federal tax obligations	28,559	115,775
2.01.04	Loans and financing	767,421	730,318
2.01.04.01	Loans and financing	385,187	376,047
2.01.04.02	Debentures	382,234	354,271
2.01.05	Others obligations	568,133	896,830
2.01.05.01	Payables to related parties	114,535	202,175
2.01.05.02	Others	453,598	694,655
2.01.05.02.01	Declared dividends	32,942	150,067
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	268,801	284,366
2.01.05.02.05	Other obligations	106,351	101,296
2.01.05.02.06	Payables to venture partners	8,742	108,742
2.01.05.02.07	Obligations assumed on the assignment of receivables	36,762	50,184
2.01.06	Provisions	82,498	72,119
2.01.06.01	Tax, labor and civel lawsuits	82,498	72,119
2.01.06.01.01	Tax lawsuits	218	255
2.01.06.01.02	Labor lawsuits	35,128	23,876
2.01.06.01.04	Civel lawsuits	47,152	47,988
2.02	Non current liabilities	1,605,587	1,706,694
2.02.01	Loans and financing	1,432,470	1,530,523
2.02.01.01	Loans and financing	775,488	873,137
2.02.01.01.01	Loans and financing in local currency	775,488	873,137
2.02.01.02	Debentures	656,982	657,386
2.02.02	Others obligations	105,750	108,691
2.02.02.02	Others	105,750	108,691
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	34,563	35,729
2.02.02.02.04	Other liabilities	37,912	38,151
2.02.02.02.05	Payables to venture partners	10,794	10,794
2.02.02.02.06	Obligations assumed on the assignment of receivables	22,481	24,017
2.02.04	Provisions	67,367	67,480
2.02.04.01	Tax, labor and civel lawsuits	67,367	67,480
2.02.04.01.04	Civel lawsuits	67,367	67,480
2.03	Equity	3,106,356	3,190,724
2.03.01	Capital	2,740,662	2,740,662
2.03.02	Capital Reserves	57,972	54,383
2.03.02.04	Granted options	129,189	125,600
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.04	Income Reserve	347,511	395,679
2.03.04.01	Legal Reserve	31,593	31,593
2.03.04.02	Statutory Reserve	437,156	437,156
2.03.04.09	Treasury shares	-121,238	-73,070
2.03.05	Accumulated losses/profit	-39,789	0

INDIVIDUAL STATEMENT OF INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 1/1/2014 to 3/31/2014	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2013 to 3/31/2013
3.01	Gross Sales and/or Services	236,110	302,267
3.01.01	Real estate development and sales and construction services rendered	259,656	329,552
3.01.03	Taxes on sales and services	-23,546	-27,285
3.02	Cost of sales and/or services	-165,407	-234,512
3.02.01	Cost of real estate development	-165,407	-234,512
3.03	Gross profit	70,703	67,755
3.04	Operating expenses/income	-100,453	-99,325
3.04.01	Selling expenses	-15,956	-28,549
3.04.02	General and administrative expenses	-31,501	-30,374
3.04.04	Other operating revenues	0	0
3.04.05	Other operating expenses	-21,622	-10,223
3.04.05.01	Depreciation and amortization	-10,136	-6,209
3.04.05.02	Other operating expenses	-11,486	-4,014
3.04.06	Equity pick-up	-31,374	-30,179
3.05	Income (loss) before financial results and income taxes	-29,750	-31.570
3.06	Financial	-7,471	-42,113
3.06.01	Financial income	29,635	7,206
3.06.02	Financial expenses	-37,106	-49,319
3.07	Income before income taxes	-37,221	-73,683
3.08	Income and social contribution taxes	-2,568	0
3.08.01	Current	-2,568	0
3.09	Income (loss) from continuing operation	-39,789	-73,683
3.10	Income (loss) from discontinuing operation	0	18,210
3.10.1	Income (loss) from discontinuing operation	0	18,210
3.11	Income (loss) for the period	-39,789	-55,473
3.99	Income (loss) per share (Reais)
3.99.01	Basic earnings (loss) per share
3.99.01.01	ON	-0.09770	-0.12840
3.99.02	Diluted earnings (loss) per share
3.99.02.01	ON	-0.09770	-0.12840

INDIVIDUAL STATEMENT OF COMPREHENSIVE INCOME (LOSS) (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 1/1/2014 to 3/31/2014	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2013 to 3/31/2013
4.01	Income (loss) for the period	-39,789	-55,473
4.03	Comprehensive income (loss) for the period	-39,789	-55,473

INDIVIDUAL STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 1/1/2014 to 3/31/2014	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2013 to 3/31/2013
6.01	Net cash from operating activities	-61,172	15,848
6.01.01	Cash generated in the operations	54,813	1,472
6.01.01.01	Loss before income and social contribution taxes	-37,221	-55,473
6.01.01.02	Equity pick-up	31,374	11,969
6.01.01.03	Stock options expenses	3,570	4,629
6.01.01.04	Unrealized interest and finance charges, net	26,768	23,157
6.01.01.05	Financial instruments	186	2,350
6.01.01.06	Depreciation and amortization	10,136	6,209
6.01.01.07	Provision for legal claims	15,519	3,436
6.01.01.08	Provision for profit sharing	3,828	4,900
6.01.01.09	Warranty provision	-849	-227
6.01.01.10	Write-off of property and equipment, net	247	1,030
6.01.01.11	Allowance for doubtful accounts	263	-3,965
6.01.01.12	Provision for realization of non-financial assets – properties for sale	0	-561
6.01.01.13	Provision for realization of non-financial assets – intangible	0	490
6.01.01.14	Provision for penalties due to delay in construction works	992	3,528
6.01.02	Variation in Assets and Liabilities	-115,985	14,373
6.01.02.01	Trade accounts receivable	82,769	-40,922
6.01.02.02	Properties for sale	-92,183	39,771
6.01.02.03	Other accounts receivable	7,112	-5,820
6.01.02.04	Prepaid expenses	3,278	4,362
6.01.02.05	Obligations for purchase of land and adv. from customers	-16,730	-25,519
6.01.02.06	Taxes and contributions	-11,104	-529
6.01.02.07	Suppliers	5,852	14,314
6.01.02.08	Salaries and payable charges	-294	1,772
6.01.02.09	Transactions with related parties	-3,792	39,827
6.01.02.10	Other obligations	-12,213	-12,883
6.01.02.11	Income tax and social contribution payable	78,680	0
6.02	Net cash from investing activities	416,142	47,380
6.02.01	Purchase of property and equipment and intangible assets	-9,282	-10,752
6.02.02	Increase in investments	-6,817	-11,343
6.02.03	Redemption of short-term investments	903,779	277,709
6.02.04	Purchase of short-term investments	-474,163	-211,734
6.02.05	Received dividends	2,625	3,500
6.03	Net cash from financing activities	-335,303	-135,581
6.03.02	Increase in loans, financing and debentures	117,363	99,302
6.03.03	Payment of loans, financing and debentures	-205,080	-129,133
6.03.04	Repurchase of treasury shares	-22,728	0
6.03.05	Dividends paid	-117,125	0
6.03.06	Loan transactions with related parties	-7,733	-5,750
6.03.07	Payables to venture partners	-100,000	-100,000
6.05	Net decrease of cash and cash equivalents	19,667	-72,356
6.05.01	Cash and cash equivalents at the beginning of the period	39,032	95,836
6.05.02	Cash and cash equivalents at the end of the period	58,699	23,480

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2014 TO 03/31/2014 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated losses	Others comprehensive income	Total Equity
5.01	Opening balance	2,740,662	-18,687	468,749	0	0	3,190,724
5.03	Opening adjusted balance	2,740,662	-18,687	468,749	0	0	3,190,724
5.04	Capital transactions with shareholders	0	-44,579	0	0	0	-44,579
5.04.03	Realization of granted options	0	3,589	0	0	0	3,589
5.04.04	Acquired treasury shares	0	-48,168	0	0	0	-48,168
5.05	Total of comprehensive loss	0	0	0	-39,789	0	-39,789
5.05.01	Loss for the period	0	0	0	-39,789	0	-39,789
5.07	Closing balance	2,740,662	-63,266	468,749	-39,789	0	3,106,356

INDIVIDUAL STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2013 TO 03/31/2013 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated deficit	Others comprehensive income	Total equity
5.01	Opening balance	2,735,794	35,233	0	-235,582	0	2,535,445
5.03	Opening Adjusted balance	2,735,794	35,233	0	-235,582	0	2,535,445
5.04	Capital transactions with shareholders	0	326	0	0	0	326
5.04.03	Realization of granted options	0	4,662	0	0	0	4,662
5.04.04	Acquired treasury shares	0	-4,336	0	0	0	-4,336
5.05	Comprehensive Income	0	0	0	-55,473	0	-55,473
5.05.01	Loss for the period	0	0	0	-55,473	0	-55,473
5.07	Closing balance	2,735,794	35,559	0	-291,055	0	2,480,298

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 1/1/2014 to 3/31/2014	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2013 to 3/31/2013
7.01	Revenues	259,656	329,552
7.01.01	Real estate development, sale and services	259,919	329,552
7.01.04	Allowance for doubtful accounts	-263	0
7.02	Inputs acquired from third parties	-158,022	-239,021
7.02.01	Cost of Sales and/or Services	-146,398	-219,092
7.02.02	Materials, energy, outsourced labor and other	-11,624	-19,029
7.03	Gross added value	101,634	90,531
7.04	Retentions	-10,136	-6,209
7.04.01	Depreciation, amortization and depletion	-10,136	-6,209
7.05	Net added value produced by the Company	91,498	84,322
7.06	Added value received on transfer	-1,739	-4,763
7.06.01	Equity pick-up	-31,374	-11,969
7.06.02	Financial income	29,635	7,206
7.07	Total added value to be distributed	89,759	79,559
7.08	Added value distribution	89,759	79,559
7.08.01	Personnel and payroll charges	38,449	37,191
7.08.02	Taxes and contributions	32,532	33,102
7.08.03	Compensation – Interest	58,567	64,739
7.08.04	Compensation – Company capital	-39,789	-55,473
7.08.04.03	Retained losses	-39,789	-55,473

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2014	PRIOR YEAR 12/31/2013
1	Total Assets	7,618,063	8,183,030
1.01	Current Assets	5,101,793	5,679,907
1.01.01	Cash and cash equivalents	189,502	215,194
1.01.01.01	Cash and banks	141,283	121,222
1.01.01.02	Short-term investments	48,219	93,972
1.01.02	Short-term investments	1,373,724	1,808,969
1.01.02.01	Fair value of short-term investments	1,373,724	1,808,969
1.01.03	Accounts receivable	1,721,676	1,909,877
1.01.03.01	Trade accounts receivable	1,721,676	1,909,877
1.01.03.01.01	Receivables from clients of developments	1,679,019	1,849,329
1.01.03.01.02	Receivables from clients of construction and services rendered	42,657	60,548
1.01.04	Inventories	1,498,099	1,442,019
1.01.07	Prepaid expenses	30,331	35,188
1.01.07.01	Prepaid expenses and others	30,331	35,188
1.01.08	Other current assets	287,561	268,660
1.01.08.01	Non current assets for sale	111,017	114,847
1.01.08.03	Others	176,544	153,813
1.01.08.03.01	Others accounts receivable	59,817	71,083
1.01.08.03.02	Receivables from related parties	116,727	82,547
1.01.08.03.03	Derivative financial instruments	0	183
1.02	Non Current assets	2,516,270	2,503,123
1.02.01	Non current assets	1,273,925	1,240,322
1.02.01.03	Accounts receivable	332,120	313,791
1.02.01.03.01	Receivables from clients of developments	332,120	313,791
1.02.01.04	Inventories	653,174	652,395
1.02.01.09	Others non current assets	288,631	274,136
1.02.01.09.03	Others accounts receivable and others	140,883	137,628
1.02.01.09.04	Receivables from related parties	147,748	136,508
1.02.02	Investments	1,102,619	1,120,076
1.02.02.01	Interest in associates and affiliates	1,102,619	1,120,076
1.02.03	Property and equipment	37,687	36,385
1.02.03.01	Operation property and equipment	37,687	36,385
1.02.04	Intangible assets	102,039	106,340
1.02.04.01	Intangible assets	58,959	63,260
1.02.04.02	Goodwill	43,080	43,080

CONSOLIDATED BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2014	PRIOR YEAR 12/31/2013
2	Total Liabilities	7,618,063	8,183,030
2.01	Current liabilities	2,326,635	2,683,023
2.01.01	Social and labor obligations	100,111	96,187
2.01.01.02	Labor obligations	100,111	96,187
2.01.01.02.01	Salaries, payroll charges and profit sharing	100,111	96,187
2.01.02	Suppliers	138,536	79,342
2.01.02.01	Local suppliers	138,536	79,342
2.01.03	Tax obligations	112,735	216,625
2.01.03.01	Federal tax obligations	112,735	216,625
2.01.04	Loans and financing	1,161,893	1,154,218
2.01.04.01	Loans and financing	560,458	590,386
2.01.04.01.01	In Local Currency	560,458	590,386
2.01.04.02	Debentures	601,435	563,832
2.01.05	Others obligations	730,862	1,064,532
2.01.05.01	Paybales to related parties	109,703	133,678
2.01.05.02	Others	621,159	930,854
2.01.05.02.01	Minimum mandatory dividends	32,942	150,067
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	360,200	408,374
2.01.05.02.05	Payables to venture partners	12,421	112,886
2.01.05.02.06	Other obligations	155,315	176,740
2.01.05.02.07	Obligations assumed on assignment of receivables	60,281	82,787
2.01.06	Provisions	82,498	72,119
2.01.06.01	Tax, labor and civel lawsuits	82,498	72,119
2.01.06.01.01	Tax lawsuits	218	255
2.01.06.01.02	Labor lawsuits	35,128	23,876
2.01.06.01.04	Civel lawsuits	47,152	47,988
2.02	Non current liabilities	2,161,919	2,285,524
2.02.01	Loans and financing	1,781,942	1,905,310
2.02.01.01	Loans and financing	924,960	1,047,924
2.02.01.01.01	Loans and financing in local currency	924,960	1,047,924
2.02.01.02	Debentures	856,982	857,386
2.02.02	Other obligations	200,976	197,753
2.02.02.02	Others	200,976	197,753
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	82,815	79,975
2.02.02.02.04	Other obligations	69,004	69,874
2.02.02.02.05	Payables to venture partners	10,794	10,794
2.02.02.02.06	Obligations assumed on assignment of receivables	38,363	37,110
2.02.03	Deferred taxes	54,004	56,652
2.02.03.01	Deferred income tax and social contribution	54,004	56,652
2.02.04	Provisions	124,997	125,809
2.02.04.01	Tax, labor and civel lawsuits	124,997	125,809
2.02.04.01.01	Tax lawsuits	1,356	1,336
2.02.04.01.02	Labor lawsuits	25,958	31,748
2.02.04.01.04	Civel lawsuits	97,683	92,725
2.03	Equity	3,129,509	3,214,483

CONSOLIDATED BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 3/31/2014	PRIOR YEAR 12/31/2013
2.03.01	Capital	2,740,662	2,740,662
2.03.01.01	Capital	2,740,662	2,740,662
2.03.02	Capital Reserves	57,972	54,383
2.03.02.04	Granted options	129,189	125,600
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.04	Income Reserve	347,511	395,679
2.03.04.01	Legal Reserve	31,593	31,593
2.03.04.02	Statutory Reserve	437,156	437,156
2.03.04.09	Treasury shares	-121,238	-73,070
2.03.05	Retained earnings/accumulated losses	-39,789	0
2.03.09	Non-controlling interest	23,153	23,759

CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 1/1/2014 to 3/31/2014	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2013 to 3/31/2013
3.01	Gross Sales and/or Services	432,701	507,550
3.01.01	Real estate development and sales and construction services rendered	468,642	548,284
3.01.03	Taxes on sales and services	-35,941	-40,734
3.02	Cost of sales and/or services	-335,353	-429,405
3.02.01	Cost of real estate development	-335,353	-429,405
3.03	Gross profit	97,348	78,145
3.04	Operating expenses/income	-123,232	-106,332
3.04.01	Selling expenses	-30,782	-55,220
3.04.02	General and administrative expenses	-51,419	-53,005
3.04.05	Other operating expenses	-40,014	-16,226
3.04.05.01	Depreciation and amortization	-14,022	-9,409
3.04.05.02	Other operating expenses	-25,992	-6,817
3.04.06	Equity pick-up	-1,017	18,119
3.05	Income (loss) before financial results and income taxes	-25,884	-28,817
3.06	Financial	-7,914	-49,165
3.06.01	Financial income	44,196	18,931
3.06.02	Financial expenses	-52,110	-68,096
3.07	Income before income taxes	-33,798	-77,352
3.08	Income and social contribution taxes	-6,597	-6,437
3.08.01	Current	-7,064	-3,963
3.08.02	Deferred	467	-2,474
3.09	Income (loss) from continuing operation	-40,395	-83,789
3.10	Income (loss) from discontinuing operation	0	38,292
3.10.01	Income (loss) from discontinuing operation	0	38,292
3.11	Income (loss) for the period	-40,395	-45,497
3.11.01	Income (loss) attributable to the Company	-39,789	-55,473
3.11.02	Net income attributable to non-controlling interests	-606	9,976
3.99	Income (loss) per share (Reais)
3.99.01	Basic earnings (loss) per share
3.99.01.01	ON	-0.09770	-0.12840
3.99.02	Diluted earnings (loss) per share
3.99.02.01	ON	-0.09770	-0.12840

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 1/1/2014 to 3/31/2014	YEAR TO DATE FROM PREVIOUS YEAR 1/1/2013 to 3/31/2013
4.01	Income (loss) for the period	-40,395	-45,497
4.03	Consolidated comprehensive income (loss) for the period	-40,395	-45,497
4.03.01	Income (loss) attributable to Gafisa	-39,789	-55,473
4.03.02	Net income attributable to the noncontrolling interests	-606	9,976

CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 1/1/2014 to 3/31/2014	YEAR TO DATE PRIOR YEAR 1/1/2013 to 3/31/2013
6.01	Net cash from operating activities	-54,109	-26,382
6.01.01	Cash generated in the operations	30,655	7,730
6.01.01.01	Loss before income and social contribution taxes	-33,798	-37,856
6.01.01.02	Stock options expenses	3,589	4,914
6.01.01.03	Unrealized interest and finance charges, net	23,956	32,684
6.01.01.04	Depreciation and amortization	14,022	10,297
6.01.01.05	Write-off of property and equipment, net	1,715	1,570
6.01.01.06	Provision for legal claims	26,149	6,962
6.01.01.07	Warranty provision	-3,478	2,870
6.01.01.08	Provision for profit sharing	4,789	12,547
6.01.01.09	Allowance for doubtful accounts	-4,586	-9,966
6.01.01.10	Provision for realization of non-financial assets – properties for sale	-2,294	435
6.01.01.11	Provision for penalties due to delay in construction works	-612	-1,363
6.01.01.12	Financial instruments	186	5,959
6.01.01.13	Equity pick-up	1,017	-21,813
6.01.01.14	Provision for realization of non-financial assets – intangible	0	490
6.01.02	Variation in Assets and Liabilities	-84,764	-34,112
6.01.02.01	Trade accounts receivable	178,657	92,732
6.01.02.02	Properties for sale	-77,087	-109,298
6.01.02.03	Other accounts receivable	8,236	-8,743
6.01.02.04	Transactions with related parties	-58,011	-11,872
6.01.02.05	Prepaid expenses	4,857	6,114
6.01.02.06	Suppliers	59,194	-41,118
6.01.02.07	Obligations for purchase of land and adv. from customers	-45,335	-4,721
6.01.02.08	Taxes and contributions	-26,272	-24,246
6.01.02.09	Salaries and payable charges	-864	2,463
6.01.02.10	Other obligations	-43,457	69,769
6.01.02.11	Income tax and social contribution paid	-84,682	-4,192
6.02	Net cash from investing activities	419,622	191,582
6.02.01	Purchase of property and equipment and intangible assets	-12,738	-15,353
6.02.02	Redemption of short-term investments	1,115,783	606,645
6.02.03	Short-term investmentsobtained	-680,534	-394,332
6.02.04	Investments increase	-5,514	-7,378
6.02.05	Received dividends	2,625	2,000
6.03	Net cash from financing activities	-391,205	-76,998
6.03.02	Loans and financing obtained	175,391	304,899
6.03.03	Payment of loans and financing	-315,039	-260,029
6.03.04	Dividends paid	-117,125	0
6.03.05	Proceeds from subscription of redeemable equity interest in securitization fund	0	1,482
6.03.06	Payables to venture partners	-100,464	-112,681
6.03.07	Loans with related parties	-11,420	-6,333
6.03.08	Treasury shares	-22,728	-4,336
6.05	Net increase of cash and cash equivalents	-25,692	88,202
6.05.01	Cash and cash equivalents at the beginning of the period	215,194	587,956
6.05.02	Cash and cash equivalents at the end of the period	189,502	676,158

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2014 TO 03/31/2014 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated losses	Others comprehensive income	Total shareholders’ equity	Non controlling interest	Total equity consolidated
5.01	Opening balance	2,740,662	-18,687	468,749	0	0	3,190,724	23,759	3,214,483
5.03	Opening adjusted balance	2,740,662	-18,687	468,749	0	0	3,190,724	23,759	3,214,483
5.04	Capital transactions with shareholders	0	-44,579	0	0	0	-44,579	0	-44,579
5.04.03	Realization of granted options	0	3,589	0	0	0	3,589	0	3,589
5.04.04	Acquired treasury shares	0	-48,168	0	0	0	-48,168	0	-48,168
5.05	Total of comprehensive income (loss)	0	0	0	-39,789	0	-39,789	-606	-40,395
5.05.01	Income (loss) for the period	0	0	0	-39,789	0	-39,789	-606	-40,395
5.07	Closing balance	2,740,662	-63,266	468,749	-39,789	0	3,106,356	23,153	3,129,509

CONSOLIDATED  STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2013 TO 03/31/2013 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated deficit	Others comprehensive income	Total shareholders’ equity	Non controlling interest	Total equity Consolidated
5.01	Opening balance	2,735,794	35,233	0	-235,582	0	2,535,445	150,384	2,685,829
5.03	Opening Adjusted balance	2,735,794	35,233	0	-235,582	0	2,535,445	150,384	2,685,829
5.04	Capital transactions with shareholders	0	326	0	0	0	326	-5,174	-4,848
5.04.03	Realization of granted options	0	4,662	0	0	0	4,662	51	4,713
5.04.04	Acquired treasury shares	0	-4,336	0	0	0	-4,336	0	-4,336
5.04.06	Dividends	0	0	0	0	0	0	-5,225	-5,225
5.05	Comprehensive Income (loss)	0	0	0	-55,473	0	-55,473	9,976	-45,497
5.05.01	Income (loss) for the period	0	0	0	-55,473	0	-55,473	9,976	-45,497
5.07	Closing balance	2,735,794	35,559	0	-291,055	0	2,480,298	155,186	2,635,484

CONSOLIDATED  STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 1/1/2014 to 3/31/2014	YEAR TO DATE FROM PRIOR YEAR 1/1/2013 to 3/31/2013
7.01	Revenues	468,642	717,803
7.01.01	Real estate development, sale and services	438,604	681,217
7.01.04	Allowance for doubtful accounts	30,308	36,586
7.02	Inputs acquired from third parties	-329,298	-511,731
7.02.01	Cost of sales and/or services	-300,608	-476,087
7.02.02	Materials, energy, outsourced labor and other	-28,690	-35,644
7.03	Gross added value	139,344	206,072
7.04	Retentions	-14,022	-10,297
7.04.01	Depreciation, amortization and depletion	-14,022	-10,297
7.05	Net added value produced by the Company	125,322	195,775
7.06	Added value received on transfer	43,179	45,344
7.06.01	Equity pick-up	-1,017	21,813
7.06.02	Financial income	44,196	23,531
7.07	Total added value to be distributed	168,501	241,119
7.08	Added value distribution	168,501	241,119
7.08.01	Personnel and payroll charges	53,491	81,341
7.08.02	Taxes and contributions	63,750	81,341
7.08.03	Compensation – Interest	91,049	100,067
7.08.03.01	Interest	86,855	100,067
7.08.03.02	Rentals	4,194	0
7.08.04	Compensation – Company capital	-39,789	-55,473
7.08.04.03	Retained losses	-39,789	-55,473

Earnings Release | 1Q14

1Q14 Conference Call

May 12, 2014

> 9:00 am US EST

In English (simultaneous translation from Portuguese)

+ 1-516-3001066 US EST

Código: Gafisa

> 10:00 am Brasília Time

In Portuguese

Telefones:

+55-11-3728-5800 (Brasil)

Código: Gafisa

Replay:

+55-11-3127-4999 (Brasil)

Código : 83074591

+55-11-3127-4999 (EUA)

Código: 30700340

Webcast: www.gafisa.com.br/ri

IR Contacts

Danilo Cabrera

Stella Hae Young Hong

Phone: +55 11 3025-9242 / 9305

Email: ri@gafisa.com.br

IR Website:

www.gafisa.com.br/ir

Media Relations

Máquina da Notícia - Comunicação Integrada

Fernando Kadaoka

Telefone: +55 11 3147-7498

Fax: +55 11 3147-7900

E-mail: fernando.kadaoka@maquina.inf.br

GAFISA RELEASES 1Q14 RESULTS

FOR IMMEDIATE RELEASE

São Paulo, May 09, 2014

Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of the leading Brazilian homebuilder, today reported financial results for the quarter ended March 31, 2014.

MANAGEMENT COMMENTS AND HIGHLIGHTS

We started 2014 motivated by the results achieved in the prior year and confident in the goals and guidelines contained in our business plan for the upcoming year.

Traditionally, the first quarter is characterized by seasonally lower activity. In the Gafisa segment, although aware of the changes in the country’s macroeconomic scenario, we are happy with the operational and financial results we achieved in the period. Launch volumes reached R$353.9 million in 1Q14 and included 2 projects in São Paulo and 1 in Rio de Janeiro. Pre-sales reached R$187.6 million in the quarter, with inventories representing 80% of the total, and launches the remaining 20%. It should also be noted that Gafisa segment dissolutions were down 58% y-o-y, despite the high volume of deliveries in recent quarters. This reduction of dissolutions in the Gafisa segment demonstrates the improved credit profile in our customer base.

As for the Tenda segment, the 1Q14 marks another step forward in the application of the new business model initiated in 2013. Given the strong performance of projects launched last year, first quarter launches totaled R$181.4 million and were spread over 4 projects in São Paulo, Rio de Janeiro, Bahia and Pernambuco. Pre-sales reached R$51.8 million and were impacted by a higher volume of dissolutions. This is the result of the delivery of almost 5 thousand units in the last 6 months.

Since late 2013, reduced operational complexity coupled with the narrowing of the Company’s geographic footprint, led to higher profitability. The consolidated gross margin, before interest, increased to 30.5% in 1Q14, as compared to 22.0% in same quarter of last year.

Cash generation was a highlight in the quarter. The Company recorded cash generation of R$107.3 million in 1Q14, reaching free cash flow of R$20.5 million.

Reasserting our commitment to enhancing shareholder value, at the end of April the Company approved the payment of supplementary dividends totaling R$32.9 million, which, when added to interest on own capital paid in February, represents a dividend yield of 11.0%, based on 2013.

We continue to implement our five-year business plan for the 2014 to 2018 period, in which guidelines for the development of our business for the coming years were established. The plan details the expected size of Gafisa and Tenda’s operations, appropriate leverage, profitability guidelines, and importantly, our commitment to capital discipline and shareholder value generation, which are reflected in the guidance released to the market at the end of 2013.

20

On February 2014, we announced that the Board is studying the potential separation of the Gafisa and Tenda business units into two independent, public companies. We are analyzing possible impacts and scenarios for the proposed separation to identify what are the best ways for its implementation. In these first three months of the year, we have made progress in the administrative separation process of the Gafisa and Tenda business units, already dividing some areas between both companies, and we expect that most of this process to be completed by the end of the year, at which point the two companies will operate independently from an administrative point of view. As part of this process, Duilio Calciolari, after 14 years of meaningful dedication to Gafisa, announced in February the intention to leave his position, and after a transition period, Sandro Gamba was appointed CEO last Monday, and Rodrigo Osmo remains in charge of Tenda business. The Company will keep the market informed as new definitions may occur over the coming months.

Gafisa entered 2014 well positioned to benefit from all the initiatives implemented in the last two years. Reduced operational complexity, a more appropriate cost and expense structure, the new Tenda operating model and Gafisa’s narrowed geographic footprint, coupled with financial flexibility achieved by the sale of a stake in Alphaville, were important steps in preparing the Company to face future challenges. These initiatives should also lead to improved results in 2014.

Sandro Gamba Chief Executive Officer – Gafisa S.A.	Rodrigo OsmoChief Executive Officer - Tenda

21

FINANCIAL RESULTS

Net revenue recognized by the “PoC” method was R$326.7 million in the Gafisa segment and R$105.9 million in the Tenda segment. This resulted in consolidated revenue of R$432.7 million in the first quarter, a reduction of 14.7% compared with the previous year.

Adjusted gross profit for 1Q14 was R$132.1 million, up from R$111.7 million in 1Q13. Adjusted gross margin rose to 30.5% versus 22.0% in the prior-year period. The Gafisa contributed with R$116.5 million, and margin of 35.7%, while the Tenda segment’s adjusted gross profit was R$15.6 million, with a margin of 14.7% in 1Q14.

Adjusted EBITDA was R$26.5 million in the 1Q14. The Gafisa segment reported adjusted EBITDA of R$54.8 million, while the Tenda segment’s adjusted EBITDA was negative at R$24.9 million. Note that the consolidated adjusted EBITDA includes the effect of the AUSA equity, while Gafisa segment adjusted EBITDA is net of this effect.

The Company reported a net loss of R$39.8 million in the first quarter.

Operating cash generation reached R$107.3 million in the 1Q14, resulting in positive free cash flow of R$20.5 million. The Gafisa segment recorded R$99.1 million in operating cash generation, while the Tenda segment reached R$8.2 million.

OPERATING RESULTS

Launches totaled R$535.4 million in the 1Q14, compared to R$196.7 million in the 1Q13. The Gafisa segment launched R$353.9 million across 3 projects, while the Tenda segment launched 4 projects with a total PSV of R$181.4 million.

Consolidated pre-sales totaled R$239.3 million in the 1Q14, compared to R$107.9 million in the 1Q13. In the 1Q14, sales reached R$187.5 million in the Gafisa segment and R$51.8 million in the Tenda segment. Consolidated sales from launches represented 24% of the total, while sales from inventory comprised the remaining 76%.

Consolidated sales over supply (SoS) reached 7.5% in the 1Q14 and 3.9% in the 1Q13. In the Gafisa segment, SoS was 7.9%, while in the Tenda segment it was 6.4%.

Consolidated inventory at market value increased R$233.0 million on a sequential basis, reaching R$2.9 billion. Gafisa’s inventory reached R$2.2 billion and Tenda’s inventory totaled R$752.3 million.

Throughout the 1Q14, the Company delivered 8 projects, totaling 1,796 units. The Gafisa segment delivered 524 units, while the Tenda segment delivered the remaining 1,272 units.

22

ANALYSIS OF RESULTS

Gafisa segment

Gross Margin Expansion and Reduction in Selling Expenses

During the past year, the Gafisa segment’s margins improved due to the delivery of legacy projects and the narrowing of the brand’s geographic footprint. Accordingly, the segment’s profitability increased. Adjusted gross profit totaled R$116.5 million in 1Q14, with margin of 35.7%, compared to 29.9% in 1Q13.

Results were also positively impacted by a 44.8% y-o-y reduction in the level of selling expenses, despite higher launch volumes.

Net Income

The first quarter net loss was R$2.3 million, compared to a loss of R$11.6 million in the year-ago period. Excluding the equity from Alphaville, negative at R$3.4 million, Gafisa segment net income in the 1Q14 was positive at R$1.1 million.

Below is a brief description of the main factors impacting results.

Gafisa Segment	1Q14	1Q13
Adjusted Gross Profit	116.5	109.8
Adjusted Gross Margin	35.7%	29.9%
Net Profit Ex-AUSA	1.1	(49.9)

Tenda segment

Gross Margin Expansion and Lower Expenses

The reduced contribution and complexity of Tenda legacy projects, coupled with the resumption of launches under a new business model, is resulting in a gradual improvement in the segment’s margins. At the end of 1Q13, adjusted gross profit was at R$1.9 million, while in the 1Q14, it reached R$15.6 million, with adjusted gross margin reaching 14.7%, compared to a margin of 1.3% in the 1Q13.

A streamlined cost structure also contributed to the segment’s first quarter results. Selling, general and administrative expenses decreased from a year earlier to R$12.7 million, with a sharp 43.3% reduction in selling expenses. This was mainly driven by the in-store sale process, which is one of the pillars of the new Tenda business model.

Net Income

The first quarter net loss was R$37.5 million, compared to a net loss of R$43.9 million in the 1Q13.

Tenda Segment	1Q14	1Q13
Adjusted Gross Profit	15.6	1.9
Adjusted Gross Margin	14.7%	1.3%
Net Profit	(37.5)	(43.9)

23

RECENT EVENTS

Extraordinary Dividends and Share Buyback Program

Following the completion of the sale of the Alphaville stake and the inflow of the transaction proceeds, in a meeting held on December 20, 2013, the Company’s Board of Directors approved the payment of interest on equity to shareholders in the amount of R$130,192,095.57, representing R$0.31112217224 per share. The payment was effective February 12, 2014.

Additionally, on April 25, 2014, at the Annual General Meeting, the payment of R$32,919,915.46 in supplementary dividends to the Company’s shareholders was approved, representing R$0.082486835998 per share, excluding treasury shares. The effective date for payment is still being evaluated by the Company and will be announced to the market as soon as defined.

For fiscal year 2013, the Company approved the payment of dividends totaling R$163,111,939.28 (gross amount), or approximately R$0.37 per share, representing a dividend yield of 11.0% for the year.

Regarding the share buyback program in place, on April 30, 2014, the company had already acquired 23 million shares, around 71% of the total amount permitted, considering the maximum amount of 32,938,554 shares.

The approved program is conditional on the maintenance of consolidated net debt at a level equal to or less than 60% of net equity and does not obligate the Company to acquire any particular amount of shares in the market. The program may be suspended at any time.

On February 28, 2014, the Company canceled an open share buyback program in place in the Tenda subsidiary and opened a new program in Gafisa, containing the same previously defined conditions, which can repurchase the remaining balance of shares.

Annual General Meeting

On April 25, 2014, the Company’s Annual General Meeting was held, and we highlight the following resolutions:

i)     Reduction of the Board of Directors from 9 to 7 members, with the election of the following members for a term of 02 years: Odair Garcia Senra, Cláudio José de Carvalho Andrade, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira, Rodolpho Amboss and Francisco Vidal Luna;

ii)    Approval of the allocation of net income for the fiscal year 2013, and subsequent payment of approximately R$32.9 million as supplementary dividends, as mentioned above;

iii)   Establishment of up to R$13.4 million in total compensation to be paid to the Company’s management for the fiscal year 2014, approximately 19% less than the amount paid in 2013;

24

Key Numbers for the Gafisa Group

Table 1 – Operating and Financial Highlights – (R$000, and % Gafisa, unless otherwise specified)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Launches	353,934	679,154	-47.9%	83,029	326.3%
Net pre-sales	187,555	454,457	-58.7%	101,116	85.5%
Pre-sales of Launches	37,915	264,049	-85.6%	11,696	224.2%
Sales over Supply (SoS)	7.9%	17.8%	-55.6%	5.0%	58.0%
Delivered projects, units	524	1,249	-58.0%	86	509.3%
Net Revenue	326,750	489,853	-33.3%	367,285	-11.0%
Gross Profit	88,890	174,429	-49.0%	87,768	1.3%
Gross Margin¹	27.2%	35.6%	-840 bps	23.9%	330 bps
Adjusted Gross Margin¹	35.7%	42.0%	-630 bps	29,9%	580 bps
Adjusted EBITDA ²	54,810	125,177	-56.2%	44,970	21.9%
Adjusted EBITDA Margin ²	16.8%	25.6%	-880 bps	12.2%	460 bps
Net Income (Loss)	-2,331	908,827	-100.3%	-11,621	-79.9%
Backlog revenues	1,429,230	1,550,618	-7.8%	1,951,419	-26.8%
Backlog results ³	526,273	547,346	-3.9%	677,546	-22.3%
Backlog margin ³	36.8%	35.3%	150 bps	34.7%	210 bps

Note: Financial operational unaudited information

1) Adjusted by capitalized interests

2) Adjusted by expenses with stock option plans (non-cash), minority. Ebitda from Gafisa segment does not consider the equity of AUSA, for all quarters, and does not include AUSA stake sale operation results in 4Q13.

3) Backlog results net of PIS/COFINS taxes – 3.65%; and excluding the impact of PVA (Present Value Adjustment) method according to Law nº 11,638

Key Numbers for Tenda

Table 2 - Operating and Financial Highlights – (R$000, and % Gafisa, unless otherwise specified)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Launches	181,445	88,379	105.3%	113,696	59.6%
Net pre-sales	51,767	163,626	-68.4%	6,785	663.0%
Pre-sales of Launches	20,256	74,587	-72.8%	13,656	48.3%
Sales over Supply (SoS)	6.4%	20.9%	-69.4%	0.9%	611.1%
Delivered projects, units	1,272	2,719	-53.2%	795	60.0%
Net Revenue	105,951	214,897	-50.7%	140,265	-24.5%
Gross Profit	8,458	47,570	-82.2%	-9,623	-187.9%
Gross Margin¹	7.9%	22.1%	-1420 bps	-6.9%	1480 bps
Adjusted Gross Margin¹	14.7%	28.5%	-1380 bps	1.4%	1330 bps
Adjusted EBITDA ²	(24,913)	13,761	-281.0%	(25,493)	-2.3%
Adjusted EBITDA Margin ²	-23.5%	6.4%	-2990 bps	-18.2%	-530 bps
Net Income (Loss)	-37,460	12,457	-400.7%	-43,852	-14.6%
Backlog revenues	212,031	244,789	-13.4%	361,914	-41.4%
Backlog results ³	67,482	66,789	-1.0%	86,148	-21.7%
Backlog margin ³	31.8%	27.3%	450 bps	23.8%	800 bps

25

Key Consolidated Numbers

Table 3 - Operating and Financial Highlights – (R$000, and % Gafisa, unless otherwise specified)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Launches	535,379	767,534	-30.2%	196,725	172.1%
Launches, units	1,866	2,020	-7.6%	1,185	57.5%
Pre-sales	239,323	618,083	-61.3%	107,901	121.8%
Pre-sales, units	767	2,280	-66.4%	361	112.5%
Pre-sales of Launches	58,171	338,636	-82.8%	25,352	129.5%
Sales over Supply (SoS)	7.5%	18.5%	-59.5%	3.9%	92.3%
Delivered projects	557,508	973,963	-42.8%	123,386	351.8%
Delivered projects, units	1,796	4,597	-60.9%	881	103.9%
Net Revenue	432,701	704,750	-38.6%	507,550	-14.7%
Gross Profit	97,348	221,999	-56.1%	78,145	24.6%
Gross Margin	22.5%	31.5%	-900 bps	15.4%	710 bps
Adjusted Gross Margin¹	30.5%	37.9%	-740 bps	22.0%	850 bps
Adjusted EBITDA ²	26,470	138,939	-80.9%	57.769	-54.2%
Adjusted EBITDA Margin ²	6.1%	19.7%	-1360 bps	11.4%	-830 bps
Adjusted Net Income (Loss) ²	(36,808)	896,078	-104.1%	(2,543)	1347.4%
Adjusted Net Margin ²	-8.5%	127.1%	-13560 bps	-0.5%	-800 bps
Net Income (Loss)	(39,789)	921,284	-104.3%	(55,473)	-28.3%
Backlog revenues	1,641,262	1,795,408	-8.6%	2,313,333	-29.1%
Backlog results ³	593,755	614,135	-3.3%	763,694	-22.3%
Backlog margin ³	36.2%	34.2%	200 bps	33.0%	320 bps
Net Debt + Investor Obligations	1,403,824	1,159,044	21.1%	2,485,372	-43.5%
Cash and cash equivalents	1,563,226	2,024,163	-22.8%	1,443,644	8.3%
Shareholder’s Equity	3,106,356	3,190,724	-2.6%	2,489,357	24.8%
Shareholder’s Equity + Minority shareholders	3,129,511	3,214,483	-2.6%	2,644,543	18.3%
Total Assets	7,618,063	8,183,030	-6.9%	8,530,374	-10.7%
(Net Debt + Obligations) / (Equity + Minority)	44.9%	36.1%	880 bps	94%	-4910 bps

Note: Financial operational unaudited information

1) Adjusted by capitalized interests

2) Adjusted by expenses with stock option plans (non-cash), minority. Consolidated Ebitda includes the AUSA equity effect, for all quarters, but does not consider the AUSA stake sale operation results in 4Q13.
3) Backlog results net of PIS/COFINS taxes – 3.65%; and excluding the impact of PVA (Present Value Adjustment) method according to Law nº 11,638.

26

Updated Status of the Separation Process

Initial Studies and First Steps

In early 2014, Gafisa’s management initiated studies to analyze the possible separation of the Gafisa and Tenda business units.

The separation would be the next step in a comprehensive plan initiated by management to enhance value creation for the Company and its shareholders.

During 1Q14, the Company made initial progress in separating some of Gafisa and Tenda’s administrative functions, initiating the corporate areas effective division process. By the end of the year, most of Gafisa and Tenda administrative structures will be segregated, operating independently.

At this moment, we highlight the following points:

(1) Definition of segregated corporate structures for Gafisa and Tenda;

(2) Assessment, understanding, sizing and necessary adjustments in processes and systems for separation of areas;

(3) Definition of the separation strategy, workforce, separation schedule for different areas, and major milestones on the process.

In parallel, the Company continues the studies related to separation alternatives of the two companies, assessing issues relating to capital structure, liquidity, and fiscal, tax, legal, corporate aspects, among others.

As previously announced to the market, with the completion of the turnaround process and in line with the intention of separating Gafisa and Tenda business units, Duilio Calciolari announced to leave the company, after 14 years of dedication to Gafisa. Therefore, on May 05, Sandro Gamba was named the new CEO of the Company. Until then, Sandro Gamba, was the CEO of Gafisa business unit, having held a number of leadership positions, in several areas of Gafisa business cycle, for more than 15 years dedicated to the Company.

Andre Bergstein remains as Chief Financial Officer and Rodrigo Osmo as CEO for Tenda.

The Company will keep its shareholders and the market informed about the process and any developments pertaining to the potential separation.

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$500,000.

Operating Results

Gafisa Segment Launches and Pre-Sales

First quarter launches totaled R$353.9 million, represented by 3 projects/phases located in the cities of São Paulo and Rio de Janeiro. In the 1Q13, the segment registered R$83 million in launches.

27

The Gafisa segment’s 1Q14 gross pre-sales totaled R$267.9 million. Taking into account a 58% y-o-y decline in the volume of dissolutions, 1Q14 net pre-sales increased 85% y-o-y to R$187.5 million. Inventory accounted for 80% of sales, while the sale of units launched during the quarter represented the remaining 20%. The segment accounted for 66% of consolidated launches.

Table 4. Gafisa – Launches and Pre-sales (R$000)

	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
Launches	353,934	679,154	-47.9%	83,029	326.3%
Pre-sales	187,555	454,457	-58.7%	101,116	85.5%

Sales over Supply (SoS)

1Q14 sales velocity increased to 7.9% from 5.0% in 1Q13. Considering the last 12 months, Gafisa’s SoS ended the 1Q14 at 32.3%. SoS of launches reflects a lower conversion rate (visits x sales) in the quarter due to a longer time limit on the buyer's decision making process, associated with a concentration of launches in late March. The sales performance of these launches will be continued throughout 2Q13.

28

Dissolutions

The Company has shown a consistent reduction in their level of dissolutions. Gafisa segment dissolutions declined 58.1% y-o-y, in keeping with a decline in the level of dissolutions to a more stable level.

Of the 148 Gafisa segment units cancelled and returned to inventory, 39% were resold in the period.

Inventory

In 1Q14, Gafisa maintained its focus on inventory reduction initiatives. Accordingly, inventory represented 80% of total sales in the first quarter. The market value of Gafisa segment inventory reached R$2.2 billion in the 1Q14, as compared to R$2.1 billion in the previous quarter. Finished units outside of core markets accounted for R$256.9 million, or 12% of total inventory.

Table 6. Gafisa – Inventory at Market Value (R$000)

	Inventories BoP 4Q13	Launches	Dissolutions	Pre-Sales	Adjusts + Other	Inventories EoP 1Q14	% Q/Q
São Paulo	1, 435,653	164,333	-71,079	205,166	-84,765	1,381,135	-3.8%
Rio de Janeiro	392,141	189,601	-1,454	29,982	8,081	561,294	43.1%
Other Markets	272,416	-	-7,892	32,832	9,391	256,867	-5.7%
Total	2,100,210	353,934	80,424	-267,980	-67,293	2,199,296	4.7%

During the same period, finished units comprised R$309.8 million, or 14% of total inventory. Of this amount, inventory from projects launched outside core markets totaled R$196.7 million. We emphasize that the Company has seen evolution in the sales velocity in these markets over the past few quarters, and we believe that by the end of 2015 we should be able to monetize such inventory in the so called non-core markets.

Table 7. Gafisa Segment – Inventory at Market Value - Construction Status (R$000)

	Not initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units ¹	Total QT14
São Paulo	411,703	170,173	582,996	123,701	92,562	1,381,135
Rio de Janeiro	174,892	95,806	218,128	51,941	20,528	561,294
Other Markets	-	-	-	60,186	196,681	256,867
Total	586,595	265,979	801,124	235,829	309,770	2,199,296

29

Landbank

Gafisa segment landbank, with a PSV of approximately R$6.4 billion, is comprised of 34 different projects/phases located exclusively  in core markets. Amounting to nearly 11.4 thousand units, 78% are located in São Paulo and 22% in Rio de Janeiro. The largest portion of swapped land in Rio de Janeiro, ends up impacting the total land acquired through swaps, which now reaches 59.7%.

Table 8. Gafisa - Landbank 1Q14

	PSV - R$ mm (% Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential units (% co)	Potential units (100%)
São Paulo	4,944,213	44.8%	44.0%	0.8%	9,664	10,994
Rio de Janeiro	1,414,269	90.0%	90.0%	0.0%	1,725	1,728
Total	6,358,482	59.7%	59.1%	0.6%	11,388	12,722

Table 9. Gafisa - Changes in the Landbank 1Q14

	Inicial Landbank	Land Aquisition	Lunches	Adjusts	Final Landbank
São Paulo	4,867,242	231,234	164,333	10,071	4,944,213
Rio de Janeiro	1,610,940	-	189,601	-7,070	1,414,269
Total	6,478,182	231,234	353,934	3,001	6,358,482

In the 1Q14, the Company expanded its landbank by an additional PSV of R$231.2 million, representing an acquisition cost of R$49.9 million. Of this total, 87.3% was acquired with cash, and 12.7% through swap agreements. In reference to the land acquired in the quarter, about R$ 8.8 million has already been paid in 1Q14, and approximately another R$34.4 million are to be disbursed by the end of the year.

First quarter adjustments reflect updates related to project scope, expected launch date and inflationary adjustments to landbank during the period.

Gafisa Vendas

During the 1Q14, Gafisa Vendas – an independent sales unit of the Company, with operations in Sao Paulo and Rio de Janeiro, - accounted for 52.8% of gross sales. Gafisa Vendas currently has a team of 485 highly trained, dedicated consultants, combined with an online sales force.

Gafisa Segment Delivered Projects

During 1Q14, Gafisa delivered 4 projects/phases and 524 units.

Table 10. Gafisa Segment - Delivered Projects

	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
PSV Transferred [1]	230,900	295,487	-21.9%	225,729	2.3%
Delivered Projects	4	6	-33.3%	1	300.0%
Delivered Units	524	1,110	-52.8%	86	509.3%
Delivered PSV [2]	458,420	480,460	-4.6%	38,995	1075.6%

Note: 1– PSV refers to potential sales value of the units transferred to financial institutions. 2– PSV refers to potential sales value of delivered units.

30

Financial Results

Income

Net income for the Gafisa segment in 1Q14 totaled R$326.7 million, down 11% versus the prior year period. The result was impacted by revenues pegged to developments with a less real estate appropriation, in comparison with the previous year.

In the 1Q14, approximately 94.7% of Gafisa Segment revenues were derived from projects in Rio de Janeiro/ São Paulo, while only 5.3% were derived from projects in non-core markets. The table below provides additional details.

Table 11. Gafisa - Pre-Sales and Recognized Revenues, by Launch Year (R$000)

	1Q14				1T13
Launches	Pre-sales	% Sales	Revenue	% Revenue	Pre-sales	% Sales	Revenue	% Revenue
2014	37,915	20.2%	-	-	-	-	-	-
2013	51,495	27.5%	25,220	7.7%	11,696	11.6%	-	-
2012	28,773	15.3%	85,423	26.1%	131,985	130.5%	142,409	38.8%
≤ 2011	69,373	37.0%	216,106	66.1%	- 42,565	-42.1%	224,876	61.2%
Total	187,555	100.0%	326,750	100.0%	101,116	100.0%	367,285	100.0%
SP + RJ	162,615	86.7%	309,448	94.7%	117,618	116.3%	365,285	99.,5%
Other Markets	24,940	13.3%	17,302	5.3%	-16,501	-16.3%	2,000	0.5%

Gross Profit & Margin

Gross profit for the Gafisa segment in 1Q14 was R$88.9 million, compared to R$87.8 million in 1Q13. Gross margin for the quarter was 27.2%, up 3.3 percentage points over the previous year. Gafisa’s margins have improved, in keeping with the delivery of legacy projects and the narrowing of the segment’s geographic footprint. Excluding financial impacts, the adjusted gross margin reached 35.7%.

It is noteworthy that in the last two quarters of 2013, gross margin was positively impacted due to the reversal of provisions in some Gafisa developments, and also due to positive INCC variation.

Find below more details about the composition of Gafisa’s gross margin in 1Q14.

Table 12. Gafisa – Gross Margin (R$000)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Net Revenue	326,750	489,853	-33.3%	367,285	-11.0%
Gross Profit	88,890	174,429	-49.0%	87,768	1.3%
Gross Margin	27.2%	35.6%	-840 bps	23.9%	330 bps
( - ) Financial costs	(27,640)	(31,231)	-	(22,075)	-
Adjusted Gross Profit	116,530	205,660	-43.4%	109,843	6.1%
Ajusted Gross Margin	35.7%	42.0%	-630 bps	29.9%	580 bps

Table 13. Gafisa – Gross Margin Composition (R$000)

	SP + RJ	Other Markets	1Q14
Net Revenue	309.4	17.3	326.7
Adjusted Gross Profit	116.2	292.3	116.5
Ajusted Gross Margin	37.6%	1.7%	35.7%

31

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$51.4 million in the 1Q14, a 21% decrease when compared with the R$64.8 million reported in 1Q13. This decrease primarily reflects a lower volume of selling expenses that despite a higher volume of launches, has presented a reduction of R$15.4 million, 44.8% lower than the previous year, result of better balance in marketing expenses and sales commission.

The segment’s general and administrative expenses grew by 6.8% compared to 1Q13, reaching R$32.4 million in 1Q14 due to the non-recurring effect of the payment of R$2.2 million for advisory services due to Alphaville operation. Excluding this effect, the Company’s general and administrative expenses would have reached R$30.2 million, in line with the previous year.

Table 14. Gafisa – SG&A Expenses (R$000)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Selling Expenses	18,995	36,927	-48.6%	34,441	-44.8%
General & Administ. Expenses	32,449	46,134	-29.7%	30,373	6.8%
Total SG&A Expenses	51,444	83,061	-38.1%	64,814	-20.6%
Launches	353,934	679,154	-47.9%	83,029	326.3%
Net Pre-Sales	187,555	454,457	-58.7%	101,116	85.5%
Net Revenue	326,750	489,853	-33.3%	367,285	-11.0%

Adjusted EBITDA

Adjusted EBITDA for the Gafisa segment totaled R$54.8 million in the 1Q14, up 14.3%, as compared to R$45.0 million in the previous year. Note that adjusted EBITDA does not consider the impact of Alphaville equity. The adjusted EBITDA margin, using the same criteria, was 16.8%, compared with a margin of 12.2% in the year-ago period.

In the 1Q14, despite a modest decrease in net revenues, the Company's operating performance benefited from the following factors: (i) a 5.8 percentage point expansion in adjusted gross margin compared to the 1Q13; and (ii) a R$13.4 million, or 20.6%, y-o-y reduction in SG&A.

Table 15. Gafisa - Adjusted EBITDA (R$000)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Net (Loss) Profit	(2,331)	908,827	-100.3%	(11,621)	-79.9%
(+) Financial results	7,824	28,916	-72.9%	52,096	-85.0%
(+) Income taxes	4,022	(14,612)	-127.5%	2,916	37.9%
(+) Depreciation & Amortization	11,206	21,160	-47.0%	6,486	72.8%
(+) Capitalized interests	27,640	31,231	-11.5%	22,075	25.2%
(+) Expenses w/ stock options	3,570	3,652	-2.2%	4,628	-22.9%
(+) Minority shareholders	(548)	(29,100)	-98.1%	6,682	-108.2%
(-) AUSA Effect Result	(3,427)	(824,897)	-56,2%	38,292	-108.9%
Adjusted EBITDA	54,810	125,177	-	44,970	21.9%
Net revenue	326,750	489,853	-33.3%	367,285	-11.0%
Adjusted EBITDA Margin	16.8%	25.6%	-880 bps	12.2%	+460 bps

EBITDA adjusted by expenses associated with stock option plans, as this is an entry, non-cash expense.

*In 4Q13, besides the effect of the AUSA equity, the operation result was discounted, EBITDA reflects equity interests in each period: 30% in 1Q14; 100% in 4Q13 and 80% in the 1Q13.

32

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$526.3 million in the 1Q14. The consolidated margin for the quarter was 36.8%, an increase of 150 bps compared to the result posted in 4Q13 and 210 bps over 1Q13. The table below shows the backlog margin:

Table 16. Gafisa - Results to be recognized (REF) by company (R$000)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Revenues to be recognized	1,429,230	1,550,618	-7.8%	1,951,419	-26.8%
Costs to be recognized (units sold)	-902,957	-1,003,272	-10.0%	-1,273,873	-29.1%
Results to be Recognized	526,273	547,346	-3.8%	677,546	-22.3%
Backlog Margin	36.8%	35.3%	150 bps	34.7%	210 bps

TENDA SEGMENT

Focuses on affordable residential developments, classified within the Range II of Minha Casa, Minha Vida Program.

Operating Results

Tenda Segment Launches

First-quarter launches totaled R$181.4 million and included 4 projects/phases in 4 states. The brand accounted for 34% of 1Q14 consolidated launches.

During 1Q14, gross sales reached R$244.9 million, while net pre-sales totaled R$51.8 million. Sales from inventory accounted for 61% of the total, while sales from units launched during 1Q14 accounted for the remaining 39%.

All new projects under the Tenda brand are being developed in phases, in which all pre-sales are contingent on the ability to pass mortgages onto financial institutions. During 1Q14, 1,278 units, representing R$147.6 million in net pre-sales, were transferred to financial institutions.

33

Table 17. Tenda – Launches and Pre-sales (R$000)

	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
Launches	181,445	88,379	105%	113,696	60%
Pre-sales	51,767	163,626	-68%	6,785	663%

Sales over Supply (SoS)

In 1Q14, sales velocity (sales over supply) rose to 6.4%, compared to 0.9% in 1Q13. Considering the last 12 months, Tenda SoS ended the 1Q14 at 41.6%.

Dissolutions

The volume of 1Q14 dissolutions was down 58.6%, R$467.0 million in 4Q11 to R$193.2 million in 1T14, and a reduction of 16.9% compared to 1Q13.

34

As expected, due to the high volume of deliveries in recent quarters, the level of cancellations in the Tenda segment increased compared to the 4Q13, particularly among older programs and those in the Minha Casa, Minha Vida program. Changes to bank credit criteria over the second half of 2013, which impacted the ability of some customers to secure financing, also impacted the level of cancellations for that period. Approximately 80% of 1Q14 dissolutions in the Tenda segment were related to old projects.

Table 18. Tenda – Net Pre-sales by Market (R$000)

	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14
New Model
Gross Sales	-	-	-	-	13,656	57,011	59,713	84,491	92,057
Dissolutions	-	-	-	-	-	-2,126	-7,433	-6,293	-31,546
Net Sales	-	-	-	-	13,656	54,885	52,279	78,197	60,511
Legacy Projects
Gross Sales	249,142	344,855	293,801	287,935	225,646	270,677	223,909	154,197	152,875
Dissolutions	-339,585	-329,127	-263,751	-317,589	-232,517	-155,722	-126,038	-68,769	161,619
Net Sales	-90,443	15,728	30,050	-29,653	-6,871	114,956	97,872	85,429	-8,744
Total
Dissolutions	3,157	2,984	2,202	2,509	1,700	1,172	924	491	1,259
Gross Sales	249,142	344,855	293,801	287,935	239,302	327,689	283,622	238,688	244,931
Dissolutions	-339,585	-329,127	-263,751	-317,589	-232,517	-157,848	-133,471	-75,062	-193,164
Net Sales	-90,443	15,728	30,050	-29,653	6,785	169,841	150,151	163,626	51,767
Total (R$)	-90,443	15,728	30,050	-29,653	6,785	169,841	150,151	163,626	51,767
MCMV	-95,759	21,461	7,977	-3,630	36,191	142,602	119,215	122,428	57,157
Out of MCMV	6,316	-5,733	22,074	-26,023	-29,406	29,239	30,936	41,198	-5,390

Tenda remains focused on the completion and delivery of legacy projects, and is dissolving contracts with ineligible clients, so as to sell the units to qualified customers.

Of the 1,223 Tenda units cancelled and returned to inventory, 47% were resold to qualified customers during the same period. In 1Q14, 55% of dissolutions related to the new Tenda model were resold in the same period. It is important to note the importance of the sale and transfer process contained in the New Tenda Business Model, in which within 90 days the customer will either sign the financing agreement with the financial institution, or will have his/her contract cancelled.

35

Tenda Segment Transfers

In the 1Q14, Tenda transferred 1,278 units to financial institutions, representing R$147.6 million.

Table 19. Tenda - PSV Transferred - Tenda (R$000)

	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
New Projects	53,992	42,921	25,8%	-	-
Legacy Projects	93,604	145,038	-35,5%	274,538	-65.9%
PSV Transferred1	147,596	187,959	-21,5%	274,538	-46.2%

Note: 1– PSV refers to potential sales value of the units transferred to financial institutions.

Tenda Segment Delivered Projects

During 1Q14, Tenda delivered 4 projects/phases and 1,272 units.

Inventory

Tenda has achieved satisfactory results in its inventory reduction initiatives, with inventory representing 61% of total sales. The market value for Tenda inventory was R$752.3 million at the end of the first quarter, compared to R$618.4 million at the end of 2013. The inventory related to the remaining units for the Tenda segment totaled R$495.0 million or 65.8% of the total. During the period, inventory comprising units within the Minha Casa, Minha Vida program totaled R$491.9 million, or 65.4% of total inventory, while units outside the program totaled R$260.3 million in the 1Q14.

Table 20. Tenda -  Inventory at Market Value 1Q14 x 4Q13 (R$000) – Tenda Segment  by Region

	Inventories IP1¹ 3Q13	Launches	Dissolutions	Pre-Sales	Price Adjustments + Other 5	Inventories FP2 4Q13	% Q/Q³
São Paulo	173,138	16,400	-41,210	50,791	-10,068	189,051	9%
Rio de Janeiro	97,116	63,814	-21,128	34,963	-29,645	145,119	49%
Minas Gerais	52,896	-	-40,397	26,871	12,699	52,069	-2%
Nordeste	56,199	101,231	-20,821	48,348	-55,941	129,016	130%
Outros	239,082	-	-69,608	83,959	-16,386	237,047	-1%
Total Tenda	618,431	181,445	193,164	-244,931	4,193	752,302	21.6%
MCMV	376,525	181,445	-109,040	166,197	-123,134	491,992	30.7%
Out of MCMV	241,906	-	-84,124	78,734	23,793	260,309	7.6%

Note: 1) BoP beginning of period – 3Q13. 2) EoP end of period – 4Q13.  3) % Change 4Q13 versus 3Q13. 4) 4Q13 sales speed. 5) projects canceled during the period.

Table 21. Tenda - Inventory at Market Value – Construction Status (R$000)

	Not initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished units ¹	Total 4Q13
New Model - MCMV	195,852	36,972	24,388	-	48	257,260
Legacy - MCMV	-	-	76,522	28,322	129,888	234,732
Legacy – Out of MCMV	-	-	5,546	38,076	216,687	260,309
Total Tenda	195,852	36,972	106,457	66,398	346,624	752,302

Note: Inventory at market value includes projects with partners. The figure is not comparable to the accounting inventory due to the new accounting consolidation implemented on behalf of CPCs 18, 19 and 36.

Tenda Segment Landbank

Tenda segment landbank, with a PSV of approximately R$3.0 billion, is comprised of 24 different projects/phases located exclusively in core markets. 28.1% are located in São Paulo, 15.9% in Rio de Janeiro, 13.3% in Minas Gerais and 42.7% in the Northeast region, specifically in the states of Bahia and Pernambuco. Altogether these amount to more than 17.7 thousand units.

36

Table 22. Landbank - Tenda Segment

	PSV - R$ mm (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (%co)	Potential Units (100%)
São Paulo	832,139	9.2%	9.2%	-	6,610	6,656
Rio de Janeiro	471,885	20.4%	20.4%	-	3,670	3,723
Northeast	1,263,732	13.7%	13.7%	-	10,462	10,540
Minas Gerais	392,871	66.3%	43.2%	23.1%	3,167	3,280
Total	2,960,627	22.5%	18.4%	4.0%	23,909	24,199

Table 23. Tenda – Changes in the Landbank

	Inicial Landband	Land aquisition	Launches	Adjusts	Final Landbank
São Paulo/Sul	706,344	28,264	16,400	113,931	832,139
Rio de Janeiro	524,684	-	63,814	11,014	471,885
Nordeste	803,293	457,614	101,231	104,056	1,263,732
Minas Gerais	393,283	-		- 411	392,871
Total	2,427,604	485,878	181,445	228,590	2,960,627

In the 1Q14, the Company expanded its landbank with an additional potential PSV of R$485.9 million, representing an acquisition cost of R$32.5 million. Out of this total, 91.9% was acquired for cash, and 8.1% by swap. In reference to the land acquired in the quarter, about R$3.5 million has already been paid in 1Q14, and approximately  R$13.4 million are to be disbursed by the end of 2014.

New Model Update and Turnaround

Tenda began 2014 continuing the resumption of its launches within the New Business Model, based on three basic pillars: operational efficiency, risk management and capital discipline. Currently, the Company continues to operate in 4 macro regions: São Paulo, Rio de Janeiro, Minas Gerais and Nordeste (Bahia and Pernambuco), with a PSV of R$427.6 million to date. Below is a brief description of the performance of these projects:

Table 24. Tenda – New Model: Launched Projects

	Novo Horizonte	Vila Cantuária	Itaim Paulista	Verde Vida F1	Jaraguá	Viva Mais	Ch. Campo Limpo	Verde Vida F2	Parque Rio Maravilha	Renacença Candeias
Launch	Mar/13	Mar/13	May/13	Jul13	Aug/13	Nov/13	Dec/13	Jan/14	Mar/13	Mar/13
Local	SP	BA	SP	BA	SP	RJ	SP	BA	RJ	PE
Units	580	440	240	340	260	300	300	340	440	432
Total PSV (R$000)	65,145	45,903	31,220	38,563	40,842	39,713	48,000	42,405	63,814	57,024
Sales	577	341	195	261	232	96	127	43	55	52
% Sales	99%	78%	82%	77%	89%	32%	42%	13%	13%	12%
SoS average (month)	8%	6%	7%	9%	11%	6%	10%	4%	12%	12%
Transferred	565	178	162	218	215	55	100	3	-	-
% Transferred	98%	52%	83%	84%	93%	57%	79%	7%	-	-
Work progress	89%	86%	72%	17%	2%	12%	-	-	-	-

Tenda remains focused on the completion and delivery of its remaining projects, and is also dissolving contracts with non-eligible clients, so as to sell the units to qualified customers.

The run-off of legacy projects is on schedule and shall be mostly concluded in 2014, with approximately 95% of the remaining units being delivered by the end of the year

37

Financial Result

Revenues

Tenda’s net revenue in 1Q14 totaled R$105.9 million, a reduction of 24% compared with the previous year. The decline reflects the resumption of Tenda launches in the 1Q13 following a period during which launch activity was halted while a new business model was developed. As shown in the table below, revenues from new projects accounted for 55.0% of Tenda’s revenues in 1Q14, while revenues from older projects accounted for the remaining 45.0%.

Table 25. Tenda - Pre-Sales and Recognized Revenues (R$000)

	1Q14				1Q13
Launches	Pre-Sales	% Sales	Revenues	% Revenues	Pre-Sales	% Sales	Revenues	% Revenues
2014	20,256	39.1%	-	-	-	-	-	-
2013	40,255	77.8%	58,245	55.0%	13,656	201.3%	-	-
2012	-	-	-	-	-	-	-	-
≤ 2011	-8,744	-16.9%	44,215	41.7%	-6,871	-101.3%	140,265	100.0%
Landbank Sale	-	-	3,491	3.3%	-	-	-	-
Total	51,767	100.0%	105,951	100.0%	6,785	100.0%	140,265	100.0%
Legacy	-8,744	-16.9%	47,706	45.0%	-6,871	-101.3%	140,265	100.0%
New Model	60,511	116.9%	58,245	55.0%	13,656	201.3%	-	-

Gross Profit & Margin

Gross profit in 1Q14 was R$8.5 million, an increase of 188% compared to a loss of R$9.6 million in 1Q13. Gross margin for the quarter reached 8.0%, an increase of 14.8 percentage points from the prior-year period. The improvement in gross margin reflects the delivery of Tenda legacy projects. At the same time, the contribution of projects developed under Tenda’s new business model, which contain higher margins, is increasing, as observed in recent quarters.

It is noteworthy that in the last quarters of 2013, Tenda’s gross margin was positively impacted due to the reversal of provisions in some of its developments, and also due to positive INCC variation.

Below is the Tenda’s gross margin breakdown for 1Q14. Note that the gross margin of the first projects under Tenda’s new business model benefits from the use of landbank acquired in the past, allowing greater profitability.

Table 26. Tenda – Gross Margin (R$000)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Net Revenue	105,951	214,897	-50.7%	140,265	-24.5%
Gross Profit	8,458	45,570	-81.4%	(9,623)	-187.9%
Gross Margin	8.0%	22.1%	-1410bps	-6.9%	1490bps
( - ) Financial costs	(7,105)	(13,644)	-47.9%	(11,519)	-38.3%
Adjusted Gross Profit	15,563	61,214	-74.6%	1,896	720.8%
Adjusted Gross Margin	14.7%	28.5%	-1380bps	1.3%	1340bps

Selling, General, and Administrative Expenses (SG&A)

During 1Q14, selling, general and administrative expenses totaled R$30.8 million, a decrease of 29.1% compared to R$43.4 million in 1Q13. The decline reflects the Company's efforts to adapt its cost and expense structure to the size of its operations.

Selling expenses totaled R$11.8 million in the 1Q14, a decrease of 43.3% compared to 1Q13, due to the following: (i) consolidation over time of the sales transaction through the store, started with the New Model in early 2013; (ii) adjustments to the Tenda’s sales team compensation and commissioning policy, reflecting the new business model; (iii) smaller representation of the legacy projects impacting Tenda’s cost structure.

38

Table 27. Tenda – SG&A Expenses (R$000)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Selling Expenses	11,787	16,930	-30.4%	20,779	-43.3%
General & Administ. Expenses	18,970	30,130	-37.0%	22,632	-16.2%
Total SG&A Expenses	30,757	47,060	-34.6%	43,411	-29.1%
Launches	181,445	88,379	105.3%	113,696	59.6%
Net Pre-Sales	51,767	163,626	-68.4%	6,785	663.0%
Net Revenue	105,951	214,897	-50.7%	140,265	-24.5%

Adjusted EBITDA

Adjusted EBITDA was negative R$24.9 million in 1Q14, compared to negative adjusted EBITDA of R$25.5 million in 1Q13.

Despite the lower level of revenue, the Company was able to improve its operating performance due to the expansion of its gross margin and efforts to streamline its cost and expense structure.

Table 28. Tenda - Consolidated Adjusted EBITDA (R$000)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Net (Loss) Profit	(37,460)	12,457	-400.7%	(43,852)	-14.6%
(+) Financial results	90	2,274	-96.0%	(2,931) (2.931)	-103.1%
(+) Income taxes	2,575	(3,024)	-185.2%	3,521	-26.9%
(+) Depreciation & Amortization	2,816	3,281	-14.2%	2,923	-3.7%
(+) Capitalized interests	7,105	13,644	-47.9%	11,519	-38.3%
(+) Expenses w/ stock options	19	52	-63.5%	33	-42.4%
(+) Minority shareholders	(58)	190	-130.5%	3,294	-101.8%
(-) AUSA Effect Result	-	(15,113)	-	-	-
Adjusted EBITDA	(24,913)	13,761	-281.0%	(25,493)	-2.3%
Net revenue	105,951	214,897	-50.7%	140,265	-24.5%
Adjusted EBITDA Margin	-23.5%	6.4%	-2990bps	-18.2%	-530bps

EBITDA adjusted by expenses associated with stock option plans, as this is an entry, non-cash expense.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$67.5 million in 1Q14. The consolidated margin for the quarter was 31.8%, an increase of 800 basis points compared to the 1Q13.

Table 29. Results to be recognized (REF) (R$000)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Revenues to be recognized	212,031	244,789	-13.4%	361,914	-4.1%
Costs to be recognized (units sold)	(144,550)	(178,001)	-18.8%	(275,766)	-47.6%
Results to be Recognized	67,482	66,789	-1.0%	86,148	-21.7%
Backlog Margin	31.8%	27.3%	450 bps	23.8%	800 bps

Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the PVA (Present Value Adjustment) method introduced by Law nº 11,638

The amounts include projects still under suspension clause.

39

Balance Sheet and Consolidated Financial Results

Cash and Cash Equivalents

On March 31, 2014, cash and cash equivalents, and securities, totaled R$1.6 billion.

Accounts Receivable

At the end of the 1Q14, total consolidated accounts receivable decreased 23.7% y-o-y to R$3.8 billion, and was 8.1% below the R$4.1 billion recorded in the 4Q13.

Currently, the Gafisa and Tenda segments have approximately R$620.1 million in accounts receivable from finished units.

Table 30. Total receivables (R$000)

	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
Receivables from developments (off balance sheet)	1,703,437	1,863.422	-8.6%	2,400,969	-29.1%
Receivables from PoC – ST (on balance sheet)	1,721,676	1,909.877	-9.9%	2,174,750	-20.8%
Receivables from PoC – LT (on balance sheet)	332,120	313,791	5.8%	345,566	-3.9%
Total	3,757,233	4,087,090	-8.1%	4.921.285	-23.7%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP

Cash Generation

Operational cash generation performed well in the first quarter. The Company ended 1Q14 with operating cash flow of R$107.3 million, reflecting: (i) the transfer/receiving process for units sold with financing agents (R$418.6 million was transferred during the period), and; (ii) greater control over the Company’s business cycle. Gafisa had operational cash generation of R$99,1 million, while Tenda reached R$8.2 million.

Free cash generation for the period was positive, ending the 1Q14 with R$20.5 million, excluding the following effects: (i) R$55.2 million disbursed in the share buyback program for the period; (ii) R$63.6 million for tax payment from AUSA sale operation, considering any tax credits and; (iii) payment of interest on own capital in the amount of R$130.2 million.

Table 32. Cash Generation

	1Q13	2Q13	3Q13	4Q13	1Q14
Availabilities	1,146,176	1,101,160	781,606	2,024,163	1,563,226
Change in Availabilities(1)	(102,055)	(45,016)	(319,555)	1,242,557	(460,940)
Total Debt + Investor Obligations	3,602,105	3,620,378	3,639,707	3,183,208	2,967,050
Change in Total Debt + Investor Obligations(2)	(16,740)	18,273	19,329	(456,499)	(216,158)
Other changes (share buyback + AUSA transaction + IOC)(3)	-	35,634	370,998	(1,520,913)	265,284
Cash Generation in the period (1) + (2) + (3)	(85,315)	(27,655)	32,114	178,143	20,502
Cash Generation Final	(85,315)	(112,970)	(80,856)	97,289	20,502

Liquidity

At the end of March, 2014, the Company’s Net Debt/Equity ratio reached 44.9%, compared to leverage of 36.1% in the previous quarter and 94.0% in the 1Q13.

Excluding project finance, the Net Debt/Equity ratio showed a negative ratio of 18.9%.

The Company's consolidated gross debt reached R$2.9 billion at the end of 1Q14, compared to R$3.2 billion at the end of 2013. As previously announced, the Company intends to use part the proceeds of the Alphaville transaction to reduce its gross debt. In the 1Q14, the Company amortized R$435.5 million in debt, of which R$217.4 million in project debt and the remaining R$218.2 million in corporate debt, which equates to around 29% of total maturities by the end of 2014.

40

Table 33. Debt and Investor Obligations

Type of obligation (R$000)	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
Debentures - FGTS (A)	985,084	961,416	2.5%	1,189,918	-17.2%
Debentures - Working Capital (B)	473,333	459,802	2.9%	584,890	-19.1%
Project Financing SFH – (C)	1,011,377	1,088,258	-7.1%	790,881	27.9%
Working Capital (D)	474,041	550,052	-13.8%	1,146,952	-58.7%
Total (A)+(B)+(C)+(D) = (E)	2,943,835	3,059,528	-3.8%	3,712,641	-20.7%
Investor Obligations (F)	23,215	123,860	-81.2%	216,375	-89.3%
Total debt (E) + (F) = (G)	2,967,050	3,183,207	-6.8%	3,929,016	-24.5%
Cash and availabilities (H)	1,563,226	2,024,163	-22.8%	1,443,644	8.3%
Net debt (G)-(H) = (I)	1,403,824	1,159,044	21.1%	2,485,372	-43.5%
Equity + Minority Shareholders (J)	3,129,509	3,214,483	-2.6%	2,644,543	18.3%
ND/Equity (I)/(J) = (K)	44.9%	36.1%	880bps	94.0%	-4910bps
ND Exc. Proj Fin / Equity (I)-((A)+(C)/(J) = (L)	-18.9%	-28%	910bps	19%	-3790bps

The Company ended the first quarter of 2014 with R$1.2 billion of total debt due in the short term. It should be noted, however, that 56% of this volume relates to debt linked to the Company's projects.

Table 34 - Debt Maturity

(R$ mil)	Custo medio (a.a.)	Total	Until Mar/15	Until Mar/16	Until Mar/17	Until Mar/18	After Mar/18
Debentures - FGTS (A)	TR + (9,54% - 10,09%)	985,084	286,306	348,778	150,000	200,000	-
Debentures - Working Capital (B)	CDI + (1,50% - 1,95%)	473,333	315,129	149,615	8,589	-	-
Project Financing SFH – (C)	TR + (8,30% - 11,50%)	1,011,377	367,436	412,023	178,092	53,826	-
Working Capital (D)	CDI + (1,30% - 3,04%)	474,041	193,022	163,955	98,277	18,787	-
Total (A)+(B)+(C)+(D) = (E)		2,943,835	1,161,893	1,074,371	434,958	272,613	-
Investor Obligations (F)	CDI + (0,235% - 0,82%) / IGPM+7,25%	23,215	12,421	6,081	3,573	1,140	-
Total debt (E) + (F) = (G)		2,967,050	1,174,314	1,080,452	438,531	273,753	-
% Total maturity per period			40%	36%	15%	9%	-
Volume of maturity of Project finance as % of total debt ((A)+(C))/(G)			55.7%	70.4%	74.8%	92.7%	-
Volume of maturity of Corporate debt as % of total debt ((B)+(D)+(F))/(G)			44.3%	29.6%	25.2%	7.3%	-
Ratio Corporate Debt / Mortgages		66%/34%

Additional information on the Company’s consolidated indebtedness can be found in the appendix to this earnings release.

Financial Results

Revenue

On a consolidated basis, net revenue in the 1Q14 totaled R$432.7 million, down 15% over the previous year.

In the 1Q14, the Gafisa segment represented 69.5% of revenues and Tenda accounted for the remaining 30.5%.

Gross Profit & Margin

Gross profit in 1Q14 was R$97.3 million, an increase of 25% compared to the R$78.1 million reported in 1Q13. Gross margin for the quarter was 27.2%, up 3.3 percentage points over the previous year. The gross margin is improving as Gafisa and Tenda segment legacy projects are replaced by projects launched in core markets and under the new Tenda business model, which contain higher margins. The increased contribution of more profitable projects to consolidated results can be observed throughout 2013 and the first quarter of 2014.

41

Table 35. Gafisa Group – Gross Margin (R$000)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Net Revenue	432,701	704,750	38.6%	507,550	-14.7%
Gross Profit	97,348	221,999	-56.1%	78,145	24.6%
Gross Margin	22.5%	31.5%	-28.6%	15.4%	46.1%
( - ) Financial costs	(34,745)	(44,875)	-22.7%	(33,594)	3.3%
Adjusted Gross Profit	132,093	266,874	-50.5%	111,739	18.2%
Ajusted Gross Margin	30.5%	37.9%	-740bps	22.0%	850bps

Selling, General, And Administrative Expenses (SG&A)

SG&A expenses totaled R$82.2 million in the 1Q14, a 24% decrease when compared with the R$108.2 million reported in 1Q13. This decrease primarily reflects a decline in selling expenses in Gafisa and Tenda segments, which reached R$30.8 million in 1Q14, a decrease of 44% compared to 1Q13.

Table 36. Gafisa Group – SG&A Expenses  (R$000)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Selling Expenses	30,782	53,857	-42.8%	55,220	-44.3%
General & Administ. Expenses	51,419	76,264	-32.6%	53,005	-3.0%
Total SG&A Expenses	82,201	130,121	-36.8%	108,225	-24.0%
Launches	535,379	767,534	-30.2%	196,725	172.1%
Net Pre-Sales	239,323	618,083	-61.3%	107,901	121.8%
Net Revenue	432,701	704,750	-38.6%	507,550	-14.7%

With the turnaround process virtually complete, the Company is seeking greater stabilization in its cost and expense structure and SG&A. In 2014, the Company is looking to improve productivity and increase the efficiency of its operations.

Adjusted EBITDA

Adjusted EBITDA totaled R$26.5 million in the 1Q14, considering the Alphaville equity impact. The adjusted EBITDA margin, using the same criteria, was 6.1%, compared with an 11.4% margin reported in the previous year.

Table 37. Gafisa Group - Consolidated Adjusted EBITDA (R$000)

	1Q14	4Q13*	Q/Q (%)	1Q13	Y/Y (%)
Net (Loss) Profit	(39,791)	921,284	-104.3%	(55,473)	-28.3%
(+) Financial results	7,914	31,190	-74.6%	49,165	-83.9%
(+) Income taxes	6,597	(17,636)	-137.4%	6,437	2.5%
(+) Depreciation & Amortization	14,022	24,441	-42.6%	9,409	49.0%
(+) Capitalized interests	34,745	44,875	-22.6%	33,594	3.4%
(+) Expenses w/ stock options	3,589	3,704	-3.1%	4,661	-23.0%
(+) Minority shareholders	(606)	(28,909)	-97.9%	19,396	-103.1%
(-) AUSA Sale Result	-	(840,010)	-	-	-
Adjusted EBITDA[1]	26,470	138,939	-80.9%	57,769	-54.2%
Net Revenues	432,701	704,750	-38.6%	507,550	-14.7%
Margem EBITDA Ajustada	6.1%	19.7%	-1360bps	11.4%	-530bps

EBITDA adjusted by expenses associated with stock option plans, as this is an entry, non-cash expense.

*In 4Q13, besides the effect of the AUSA equity, the operation result was discounted, EBITDA reflects equity interests in each period: 30% in 1Q14; 100% in 4Q13 and 80% in the 1Q13.

42

Depreciation and Amortization

Depreciation and amortization in the 1Q14 reached R$14.0 million, an increase over the R$9.4 million recorded in the 1Q13, due to higher amortization related to the Company's sales booths.

Financial Results

The net financial result was negative R$7.9 million in the 1Q14, an improvement compared to the net financial result of negative R$49.2 million in 1Q13. Financial revenues totaled R$44.2 million, a 133% y-o-y increase due to higher cash balances and higher interest rates in the period. Financial expenses reached R$52.1 million, compared to R$68.1 million in 1Q13, impacted by lower debt volume and also by higher interest rates in the period.

Taxes

Income taxes, social contribution and deferred taxes for 1Q14 amounted to R$6.5 million.

Net Income

Gafisa Group ended the 1Q14 with a net loss of R$39.8 million. Excluding the equity of Alphaville, the Company’s net loss was R$36.4 million in the quarter, compared to a net loss of R$93.8 million recorded in 1Q13.

Consolidated Results	1Q14	1Q13
Gross Profit	97.3	78.1
Gross Margin	22.5%	15.4%
Adjusted Gross Profit	132.1	111.7
Adjusted Gross Margin	30.5%	22.0%
Adjusted EBITDA	26.5	57.8
Net Profit	(39.8)	(55.5)
( - ) AUSA Equity	(3.4)	38.3
Net Profit Ex-AUSA	(36.4)	(93.8)

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$593.7 million in the 1Q14. The consolidated margin for the quarter was 36.2%, an increase of 197 bps compared to the result posted in 4Q13. The table below shows the backlog margin by segment:

Table 38. Gafisa Group - Results to be recognized (REF)  (R$000)

	1Q14	4Q13	Q/Q (%)	1Q13	Y/Y (%)
Revenues to be recognized	1,641,262	1,795,408	-8.6%	2,313,333	-29.1%
Costs to be recognized (units sold)	-1,047,507	-1,181,273	-11.3%	-1,549,639	-32.4%
Results to be Recognized	593,755	614,135	-3.3%	763,694	-22.3%
Backlog Margin	36,2%	34.2%	200bps	33.0%	320bps

43

ALPHAVILLE

A Alphaville sells R$ 120 million in the 1st Quarter 2014

São Paulo, May 9th, 2014 – Alphaville Urbanismo SA releases its results for the 1st quarter 2014 (1Q14), which are subjected to review by auditors.

Launches
The company ended the 1st quarter 2014 with R$ 103 million of launches, 10% below the volume of launches of the same period of last year.
Sales
In this quarter, the sales volume was R$ 120 million, 9% above the sales volume of the same period of 1Q13.
Financial Results

During this quarter, net revenues came at R$ 151 million, 7,2% below the net revenues of 1Q13. The main reason was the non-cash impact of the SELIC change on the NPV of receivables.

Lower revenues and the non-recurring expenses associated to the spin off the back office from Gafisa result in a lower net profit.

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3030-6314.

44

OUTLOOK

First quarter launches totaled R$535.4 million, a 172% increase compared to 1Q13. The result represented 23% of the mid-point of the 2014 guidance range. Gafisa segment accounted for 66% of launches and Tenda represented the remaining 34%.

Table 39. Guidance - Launches (2014E)

	Guidance (2014E)	Actual Figures 1Q14A	1Q14A / Mid-point of Guidance
Consolidated Launches	R$2.1 – R$2.5 bi	535.4 million	23%
Breakdown by Brand
Gafisa Launches	R$1.5 – R$1.7 bi	353.9 million	22%
Tenda Launches	R$600 – R$800 mn	181.4 million	26%

With the completion of the sale of the Alphaville stake in 2013, the Company entered 2014 with a solid liquidity position. As reported in this release, the Company`s Net Debt/Equity ratio reached 44.9% at the end of 1Q14. Given this result, and considering the Company's business plan for 2014, the Company expects leverage to remain between 55% - 65%, as measured by the Net Debt/Equity ratio.

Table 40. Guidance - Leverage (2014E)

	Guidance (2014E)	Actual Figures 1Q14	1Q14 / Mid-point of Guidance
Consolidated Data	55% - 65% Net Debt / Equity	44.9%	-

The Company is also providing guidance on its administrative structure. Administrative expenses as a percentage of launch volumes for the Gafisa segment is expected to reach 7.5% in 2014. Tenda has no guidance for this indicator for 2014, although for 2015 the Company expects the ratio to reach 7.0%.

Table 41. Guidance - Administrative Expenses / Launches Volume (2014E)

	Guidance (2014E)	Actual Figures 1Q14	1Q14 / Mid-point of Guidance
Gafisa	7.5%	9.2%
Tenda	Not Applicable	-

Table 42. Guidance Administrative Expenses / Launches Volume (2015E)

Guidance (2015E)
Gafisa	7.5%
Tenda	7.0%

Finally, the Company defined as a benchmark for profitability the Return on Capital Employed (ROCE), and we expect that in the next three year period, this ratio shall be between 14% - 16% for both the Tenda and Gafisa segments.

Table 43. Guidance – Return on Capital Employed (3 years)

Guidance (3 years)
Gafisa	14% - 16%
Tenda	14% - 16%

45

s Release | 1Q14

FINANCIAL STATEMENTS GAFISA SEGMENT

	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
Net Operating Revenue	326,750	489,853	-33.3%	367,285	-11.0%
Operating Costs	(237,860)	(315,424)	-24.6%	(279,517)	-14.9%
Gross profit	88,890	174,429	-49.0%	87,768	1.3%
Operating Expenses
Selling Expenses	(18,995)	(36,927)	-48.6%	(34,441)	-44.8%
General and Administrative Expenses	(32,449)	(46,134)	-29.7%	(30,373)	6.8%
Other Operating Revenues / Expenses	(15,991)	(33,065)	-51.6%	(3,697)	332.5%
Depreciation and Amortization	(11,206)	(21,160)	-47.0%	(6,486)	72.8%
Equity pickup	(1,282)	(7,216)	-82.2%	(990)	29.5%
Result of investment revaluated by fair value	-	375,853	-100.0%	-	-
Operational Result	8,967	405,780	-97.8%	11,781	-23.9%

Financial Income	31,160	16,488	89.0%	8,229	278.7%
Financial Expenses	(38,984)	(45,404)	-14.1%	(60,325)	-35.4%

Net Income Before Taxes on Income	1,143	376,864	-99.7%	(40,315)	-102.8%

Deferred Taxes	(292)	22,331	-101.3%	(15)	1846.7%
Income Tax and Social Contribution	(3,730)	(7,719)	-51.7%	(2,901)	28.6%

Net Income After Taxes on Income	(2,879)	391,476	-100.7%	(43,231)	-93.3%

Profit from Operations Available for Sale	-	488,251	-100.0%	38,292	-100.0%

Minority Shareholders	(548)	(29,100)	-98.1%	6,682	-108.2%
(+) Interest on own capital		-
Net Result	(2,331)	908,827	-100.3%	(11,621)	-79.9%

46

s Release | 1Q14

FINANCIAL STATEMENTS TENDA SEGMENT

	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
Net Operating Revenue	105,951	214,897	-50.7%	140,265	-24.5%
Operating Costs	(97,493)	(167,327)	-41.7%	(149,888)	-35.0%
Gross profit	8,458	47,570	-82.2%	(9,623)	-187.9%
Operating Expenses
Selling Expenses	(11,787)	(16,930)	-30.4%	(20,779)	-43.3%
General and Administrative Expenses	(18,970)	(30,130)	-37.0%	(22,632)	-16.2%
Other Operating Revenues / Expenses	(10,003)	(9,197)	8.8%	(3,121)	220.6%
Depreciation and Amortization	(2,816)	(3,281)	-14.2%	(2,923)	-3.7%
Equity pickup	265	8,752	-97.0%	19,109	-98.6%
Operational Result	(34,853)	(3,216)	983.7%	(39,969)	-12.8%

Financial Income	13,036	11,909	9.5%	10,702	21.8%
Financial Expenses	(13,126)	(14,183)	-7.5%	(7,771)	68.9%

Net Income Before Taxes on Income	(34,943) (34.943)	(5,490)	536.5%	(37,038)	-5.7%

Deferred Taxes	759	5,338	-85.8%	(2,459)	-130.9%
Income Tax and Social Contribution	(3.334)	(2,314)	44.1%	(1,062)	213.9%

Net Income After Taxes on Income	(37,518)	(2,466)	1421.4%	(40,559)	-7.5%

Profit from Operations Available for Sale	-	15,113	-100.0%	-	-

Minority Shareholders	(58)	190	-130.5%	3,293	-101.8%

Net Result	(37,460)	12,457	-400.7%	(43,852)	-14.6%

47

s Release | 1Q14

CONSOLIDATED FINANCIAL STATEMENTS

	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
Net Operating Revenue	432,701	704,750	-38.6%	507,550	-14.7%
Operating Costs	-335,353	-482,751	-30.5%	-429,405	-21.9%
Gross profit	97,348	221,999	-56.1%	78,145	24.6%
Operating Expenses
Selling Expenses	(30,782)	(53,857)	-42.8%	-55,220	-44.3%
General and Administrative Expenses	(51,419)	(76,264)	-32.6%	-53,005	-3.0%
Other Operating Revenues / Expenses	(25,994)	(42,262)	-38.5%	-6,817	281.3%
Depreciation and Amortization	(14,022)	(24,441)	-42.6%	-9,409	49.0%
Equity pickup	(1,017)	1,536	-166.2%	18,119	-105.6%
Result of investment revaluated by fair value	-	375,853	-100.0%	-	-
Operational Result	(25,886)	402,564	-106.4%	(28,187)	-8.2%

Financial Income	44,196	28,397	55.6%	18,931	133.5%
Financial Expenses	(52,110)	(59,587)	-12.5%	-68,096	-23.5%

Net Income Before Taxes on Income	(33,800)	371,374	-109.1%	(77,352)	-56.3%

Deferred Taxes	467	27,669	-98.3%	-2,474	-118.9%
Income Tax and Social Contribution	(7,064)	(10,033)	-29.6%	-3,963	78.2%

Net Income After Taxes on Income	(40,397)	389,010	-110.4%	(83,789)	-51.8%

Profit from Operations Available for Sale	-	503,364	-100.0%	38,292	-100.0%

Minority Shareholders	(606)	(28,910)	-97.9%	9,976	-106.1%
(+) Interest on own capital
Net Result	(39,791)	921,284	-104.3%	(55,473)	-28.3%

48

s Release | 1Q14

BALANCE SHEET GAFISA SEGMENT

	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
Current Assets
Cash and cash equivalents	968,514	1,381,509	-29.9%	375,900	157.7%
Receivables from clients	1,259,692	1,375,087	-8.4%	1,334,583	-5.6%
Properties for sale	972,509	959,199	1.4%	852,829	14.0%
Other accounts receivable	215,806	207,423	-76.1%	207,058	-76.0%
Deferred selling expenses	-	-	0.0%	-	0.0%
Prepaid expenses	23,206	27,123	-14.4%	44,623	-48.0%
Properties for sale	7,342	7,065	3.9%	15,900	-53.8%
Financial Instruments	-	1,106	-100.0%	4,747	-100.0%

Long-term Assets
Receivables from clients	309,318	287,484	7.6%	318,170	-2.8%
Properties for sale	515,780	461,160	11.8%	278,756	85.0%
Other	220,577	209,325	-1.8%	210,368	-2.3%
	1,045,675	957,969	7.6%	807,294	27.7%
Intangible and Property and Equipment	61,332	61,966	68.5%	64,877	60.9%
Investments	2,061,910	2,121,564	-57.8%	2,860,106	-68.7%

Total Assets	6,615,987	7,100,011	-25.2%	6,567,917	-19.1%

Current Liabilities
Loans and financing	479,409	470,453	1.9%	386,506	24.0%
Debentures	382,234	354,271	7.9%	208,164	83.6%
Obligations for purchase of land and clients	315,003	338,044	-6.8%	293,004	7.5%
Materials and service suppliers	80,811	62,972	28.3%	75,507	7.0%
Taxes and contributions	52,841	146,962	-64.0%	68,071	-22.4%
Obligation for investors	12,421	112,886	-89.0%	114,814	-89.2%
Other	222,378	520,209	-57.3%	628,990	-64.6%
	1,545,097	2,005,797	-23.0%	1,775,056	-13.0%
Long-term Liabilities
Loans and financings	838,017	938,697	-10.7%	956,957	-12.4%
Debentures	656,982	657,386	-0.1%	992,262	-33.8%
Obligations for purchase of land	69,222	71,584	-3.3%	64,058	8.1%
Deferred taxes	45,132	47,022	-4.0%	63,954	-29.4%
Provision for contingencies	67,367	67,480	-0.2%	68,675	-1.9%
Obligation for investors	10,794	10,793	0.0%	19,535	-44.7%
Other	388, 434	87,658	-53.5%	102,835	-60.3%
	1,776,261	1,880,620	-8.1%	2,268,276	-23.8%
Shareholders' Equity
Shareholders' Equity	3,106,356	3,190,723	-36.1%	2,489,356	-18.1%
Non controlling interests	22,216 1,401	22,871	-106.1%	35,229	-104.0%
	3,128,572	3,213,594	-36.6%	2,524,585	-19.3%
Liabilities and Shareholders' Equity	6,615,987	7,100,011	-25.2%	6,567,917	-19.1%

49

s Release | 1Q14

BALANCE SHEET TENDA SEGMENT

	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
Current Assets
Cash and cash equivalents	594,712	642,654	-7.5%	770,129	-22.8%
Receivables from clients	461,984	534,789	-13.6%	840,168	-45.0%
Properties for sale	526,490	482,820	9.0%	723,533	-27.2%
Other accounts receivable	126,842	105,053	20.7%	307,613	-58.8%
Prepaid expenses	7,125	8,064	-11.6%	10,785	-33.9%
Properties for sale	103,675	107,782	-3.8%	125,743	-17.6%
	1,820,828	1,881,163	-3.2%	2,777,971	-34.5%
Long-term Assets
Receivables from clients	22,802	26,307	-13.3%	27,396	-16.8%
Properties for sale	137,394	191,235	-28.2%	116,613	17.8%
Other	83,012	79,751	4.1%	77,417	7.2%
	243,208	297,293	-18.2%	221,426	9.8%
Intangible and Property and Equipment	35,314	37,679	-6.3%	31,865	10.8%
Investments	208,193	225,702	-7.8%	210,600	-1.1%

Total Assets	2,307,543	2,441,836	-5.5%	3,241,862	-28.8%

Current Liabilities
Loans and financing	81,049	119,934	-32.4%	133,068	-39.1%
Debentures	219,201	209,561	4.6%	174,459	25.6%
Obligations for purchase of land and clients	45,197	70,330	-35.7%	108,675	-58.4%
Materials and service suppliers	35,591	16,370	57.0%	30,849	-16.7%
Taxes and contributions	59,894	69,662	-14.0%	82,916	-27.8%
Other	340,851	351,135	-0.2%	136,528	156.8%
	781,583	836,992	-6.6%	666,495	17.3%
Long-term Liabilities
Loans and financings	86,943	109,227	-20.4%	216,418	-59.8%
Debentures	200,000	200,000	0.0%	399,923	-50.0%
Obligations for purchase of land	13,593	8,391	62.0%	3,386	301.4%
Deferred taxes	8,872	9,631	-7.9%	10,956	-19.0%
Provision for contingencies	57,630	58,328	-1.2%	63,951	-9.9%
Other	66,587	66,686	-0.2%	45,009	47.9%
	433,625	452,263	-4.1%	739,643	-41.4%
Shareholders' Equity
Shareholders' Equity	1,067,782	1,127,970	-5.3%	1,797,550	-40.6%
Non controlling interests	24,553	24,611	-0.2%	38,174	-35.7%
	1,092,330	1,152,581	-5.5%	3,241,862	-28.8%
Liabilities and Shareholders' Equity	2,307,543	2,441,836	-5.3%	1,797,550	-40.6%

50

s Release | 1Q14

CONSOLIDATED BALANCE SHEETS

	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
Current Assets
Cash and cash equivalents	1,563,226	2,024,163	-22.8%	1,443,644	8.3%
Receivables from clients	1,721,676	1,909,877	-9.9%	2,492,119	-30.9%
Properties for sale	1,498,999	1,442,019	4.0%	1,824,553	-17.8%
Other accounts receivable	176,544	153,630	14.9%	205,450	-14.1%
Prepaid expenses	30,331	35,188	-13.8%	55,571	-45.4%
Properties for sale	111,017	114,847	-3.3%	141,644	-21.6%
Financial Instruments	-	183	-100.0%	7,800	-100.0%
	5,101,743	5,679,907	-10.2%	6,170,781	-17.3%
Long-term Assets
Receivables from clients	332,120	313,791	5.8%	740,058	-55.1%
Properties for sale	653,174	652,395	0.1%	435,086	50.1%
Other	288,631	274,136	5.3%	294,610	-2.0%
	1,273,925	1,240,322	2.7%	1,469,754	-13.3%
Intangible and Property and Equipment	139,726	142,725	-2.1%	279,078	-49.9%
Investments	1,102,719	1,120,076	-1.5%	610,761	80.5%

Total Assets	7,618,063	8,183,030	-6.9%	8,530,374	-10.7%

Current Liabilities
Loans and financing	560,458	590,386	-5.1%	611,333	-8.3%
Debentures	601,435	563,832	6.7%	382,623	57.2%
Obligations for purchase of land and clients	360,200	408,374	-11.8%	501,918	-28.2%
Materials and service suppliers	138,536	79,342	34.2%	153,896	-30.8%
Taxes and contributions	112,735	216,625	-48.0%	197,124	-42.8%
Obligation for investors	12,421	112,886	-89.0%	184,819	-93.3%
Other	540,850	711,578	-19.5%	567,116	1.0%
	2,326,635	2,683,023	-13.3%	2,598,829	-10.5%
Long-term Liabilities
Loans and financings	924,960	1,047,924	-11.7%	1,326,500	-30.3%
Debentures	856,982	857,386	0.0%	1,392,185	-38.4%
Obligations for purchase of land	82,815	79,975	3.6%	67,444	22.8%
Deferred taxes	54,004	56,652	-4.7%	79,405	-32.0%
Provision for contingencies	124,997	125,809	-0.6%	148,371	-15.8%
Obligation for investors	10,794	10,794	0.0%	31,556	-65.8%
Other	107,367	106,984	0.4%	241,541	-55.5%
	2,161,919	2,285,524	-5.4%	3,287,002	-34.2%
Shareholders' Equity
Shareholders' Equity	3,106,356	3,190,724	-2.6%	2,489,357	24.8%
Non controlling interests	23,153	23,759	-2.6%	155,186	-85.1%
	3,129,509	3,214,483	-2.6%	2,644,543	18.3%
Liabilities and Shareholders' Equity	7,618,063	8,183,030	-6.9%	8,530,374	-10.7%

51

s Release | 1Q14

CASH FLOW

	1Q14	1Q13
Income Before Taxes on Income	(33,798)	(37,856)
Expenses (income) not affecting working capital	64,453	39,627
Depreciation and amortization	14,022	10,297
Impairment allowance	(2,294)	435
Write-off goodwill Cipesa	-	490
Expense on stock option plan	3,589	4,914
Penalty fee over delayed projects	(612)	(1,363)
Unrealized interest and charges, net	23,956	32,684
Equity pickup	1,017	(21,813)
Disposal of fixed asset	1,715	1,570
Warranty provision	(3,478)	2,870
Provision for contingencies	26,149	6,962
Profit sharing provision	4,789	12,547
Allowance (reversal) for doubtful debts	(4,586)	(9,966)
Profit / Loss from financial instruments	186	5,959
Clients	178,657	91,732
Properties for sale	(77,087)	(109,298)
Other receivables	8,236	(8,743)
Deferred selling expenses	4,857	6,114
Obligations on land purchases	(45,335)	(4,721)
Taxes and contributions	(26,272)	(24,246)
Accounts payable	59,194	(41,118)
Salaries, payroll charges and bonus provision	(864)	2,463
Other accounts payable	(43,457)	69,769
Current account operations	(58,011)	(11,872)
Paid taxes	(84,682)	(4,192)
Cash used in operating activities	(54,109)	(26,382)
Purchase of property and equipment	(12,738)	(15,353)
Redemption of securities, restricted securities and loans	1,115,783	606,645
Investments in marketable securities, restricted securities	(680,534)	(394,332)
Investments increase	(5,514)	(7,378)
Dividends receivables	2,625	2,000
Cash used in investing activities	419,622	191,582
Contributions from venture partners	(100,464)	(112,681)
Increase in loans and financing	175,391 91	304,899
Repayment of loans and financing	(315,039)	(260,029)
Purchase of treasury shares	(22,728)	(4,336)
Interest on equity paid	(117,125)	-
Proceeds from subscription of redeemable equity interest	-	1,482
Operations of mutual	(11,240)	(6,333)
Net cash provided by financing activities	(391,205)	(76,998)
Net increase (decrease) in cash and cash equivalents	(25,692)	88,202
Cash and cash equivalents	-	-
At the beggining of the period	215,194	587,956
At the end of the period	189,502	676,158
Net increase (decrease) in cash and cash equivalents	(25,692)	88,202

52

s Release | 1Q14

GLOSSARY

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Revenues

 As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell.  Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

LandBank

Land that Gafisa holds for future development paid either in cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter.

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-Sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory.  Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits.  Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

Operating Cash Flow

Operating cash flow (non-accounting)

53

s Release | 1Q14

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established almost 60 years ago, we have completed and sold more than 1,100 developments and built more than 12 million square meters of housing under the Gafisa brand - more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa is also one of the most respected and best-known brands in the real estate market, recognized for its quality and consistency among potential homebuyers, brokers, lenders, landowners, competitors and investors. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and we hold a 30% stake in Alphaville, one of the most important companies in the residential lots segment in Brazil. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

54

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

March 31, 2014

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.   Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with headquarters at Avenida das Nações Unidas, 8.501, 19º andar, in the City of São Paulo, State of São Paulo, Brazil, and started its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties, taking into consideration that in the case of the latter, as construction company and proxy; (ii) selling and purchasing real estate properties in general; (iii) carrying out civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own or third party real estate ventures; and (v) investing in other companies which have similar objectives as the Company’s.

The real estate development projects entered into by the Company with third parties are structured through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or the formation of consortia and condominiums. Controlled entities substantially share the managerial and operating structures and the corporate, managerial and operating costs with the Company. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

On February 7, 2014, the Company disclosed a material fact informing to its shareholders and the market in general that its Board of Directors authorized the Company’s management to begin studies aimed at a potential separation of the Gafisa and Tenda business units into two publicly-held and independent companies in order to reinforce the creation of value to the Company and its shareholders. In case the plan is approved by the Board of Directors and shareholders, this transaction could be completed throughout 2015, with request to the Brazilian Securities Commission (CVM) for conversion of the registry of Tenda into A category, as publicly-held company authorized to trade its share in stock exchange, and its listing in the Novo Mercado of BM&FBOVESPA.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of quarterly information and summary of significant accounting practices

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information

On May 9, 2014, the Company’s Board of Directors approved these individual and consolidated quarterly information of the Company and has authorized their disclosure.

The individual quarterly information (Company) and consolidated quarterly information were prepared and are being presented based on the technical pronouncement CPC 21(R1) – Interim Financial Reporting, using the same accounting practices, judgments, estimates and assumptions adopted in the presentation and preparation of the financial statements for the year ended December 31, 2013. Therefore, the corresponding quarterly information shall be read together with the financial statements as of December 31, 2013.

The individual quarterly information, identified as “Company”, were prepared according to the accounting practices adopted in Brazil issued by the Brazilian FASB (CPCs) and are disclosed together with the consolidated quarterly information.

The consolidated quarterly information are specifically in compliance with the International Financial Reporting Standards (IFRS) applicable to real estate development entities in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, in relation to the treatment of the recognition of revenue from this sector and involves certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales.

Certain matters related to the meaning and application of the concept of continuous transfer of the risks, benefits and control over the real estate unit sales have been analyzed by the International Financial Reporting Interpretation Committee (IFRIC), at the request of some countries, including Brazil. However, in view of the project for issuing a revised standard relating to revenue recognition, IFRIC has been discussing this topic in its agenda, understanding that the concept for recognizing revenue is included in the standard that is currently under discussion. Accordingly, this issue is expected to be resolved only after the revised standard relating to revenue recognition is issued.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of quarterly information and summary of significant accounting practices--Continued

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information--Continued

The individual and consolidated quarterly information were prepared based on historical cost basis, except if otherwise stated in the summary of significant accounting practices. The historical cost is usually based on the considerations paid in exchange for assets.

The quarterly information has been prepared over the normal course of business. Management makes an assessment of the Company’s ability to continue as going concern when preparing the financial statements. The Company is in compliance with all its debt covenants at the date of issue of this quarterly information.

All amounts reported in the accompanying quarterly information are in thousands of Reais, except as otherwise stated.

The non-accounting and/or non-financial information included in the accompanying quarterly information, such as sales volume, contractual data, revenue and costs not recognized in units sold, economic projections, insurance and environment, were not reviewed by the independent auditors.

Except for the profit (loss) for the period, the Company does not have other comprehensive income (loss).

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 2 to the individual and consolidated financial statements as of December 31, 2013.

2.1.1.   Quarterly consolidated information

The quarterly consolidated information as of March 31, 2014 and 2013, and the consolidated financial statements as of December 31, 2013 include the full consolidation of the following subsidiaries:

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of quarterly information and summary of significant accounting practices--Continued

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information--Continued

2.1.1.   Consolidated quarterly information--Continued

	Interest %
	03/31/2014	03/31/2013

Gafisa subsidiaries (*)	100	100
Construtora Tenda and subsidiaries (Tenda) (*)	100	100

(*)   It does not include jointly-controlled investees, which are accounted for under the equity method, according to the CPCs 18(R2) and 19(R2).

The accounting practices were uniformly adopted in all subsidiaries included in the consolidated quarterly information and the fiscal year of these companies is the same of the Company. See further details on these subsidiaries and jointly-controlled investees in Note 9.

2.1.2.   Restatement of quarterly information

For purposes of comparability, the corresponding balances of the statement of profit or loss for the period ended March 31, 2013 were adjusted taking into account the sale of 70% interest in Alphaville Urbanismo S.A., as required by the CPC 31 – Non-current Asset Held for Sale and Discontinued Operations (Nota 8.2).

	Consolidated
	Balances originally reported as of 03/31/2013	Impact of the adoption of CPC 31	Balances, after the adoption of CPC 31

Net operating revenue	668,591	(161,041)	507,550
Operating costs	(510,315)	80,910	(429,405)
Operating (expenses) income	(161,643)	37,192	(124,451)
Equity pick-up	21,813	(3,694)	18,119
Financial income	(56,302)	7,137	(49,165)
Income and social contribution taxes	(7,641)	1,204	(6,437)
Non-controlling interests	(9,976)	-	(9,976)
Income from discontinued operations	-	38,292	38,292
Loss for the year	(55,473)	-	(55,473)

Cash flows
Operating activities	(26,382)	-	(26,382)
Investing activities	191,582	-	191,582
Financing activities	(76,998)	-	(76,998)

Statement of value added
Net value added produced by the entity	195,775	-	195,775
Value added received on transfer	45,344	-	45,344
Value added to be distributed	241,119	-	241,119

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

2.   Presentation of quarterly information and summary of significant accounting practices--Continued

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information--Continued

2.1.2.   Restatement of quarterly information --Continued

In the individual statements of profit or loss for the period ended March 31, 2013, the amount of R$18,210 was reclassified from the heading "Equity Pick-up" into "Net income from discontinued operations", as required by CPC 31 – Non-current Asset Held for Sale and Discontinued Operations, for comparability purposes.

There was no impact on the statements of comprehensive income, cash flows, changes in equity or added value for the period ended March 31, 2013 in the individual and consolidated quarterly information.

The notes related to the corresponding amounts that are being restated are identified as "restated".

3. Pronouncements (new or revised) and interpretation adopted from 2013 or applicable as of January 1, 2014 and 2015

There are no other standards and interpretations issued and not yet adopted that could, in the opinion of Management, produce significant impact on profit or loss for the period or equity reported by the Company.

The explanations regarding the pronouncement and interpretation revisions and issues did not have significant changes in relation to those reported in Note 3 to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

4.   Cash and cash equivalents e short-term investments

4.1.    Cash and cash equivalents

	Company		Consolidated
	3/31/2014	12/31/2013	3/31/2014	12/31/2013

Cash and banks	30,104	11,940	111,929	121,222
Securities purchased under agreement to resell	28,595	27,092	48,219	93,972
Funds held in trust by third parties (a)	-	-	29,354	-
Total cash and cash equivalents (Note 21.i.d e 21.ii.a)	58,699	39,032	189,502	215,194

(a)     Amount held in trust by Itaú Corretora de Valores S.A., for settlement, on April 1, 2014, of the tenth installment of interests and the fourth installment of amortization related to the first placement of debentures of the subsidiary Tenda (Note 33 (ii)).

The explanation related to this note was not subject to significant changes in relation to those reported in Note 4.1 to the financial statements as of December 31, 2013.

4.2.    Short-term investments

	Company		Consolidated
	3/31/2014	12/31/2013	3/31/2014	12/31/2013

Fixed-income Investment funds	259,971	587,878	427,373	706,481
Government bonds (LFT)	68,063	116,888	111,890	140,210
Securities purchased under agreement to resell	201,732	328,169	331,722	393,648
Bank deposit certificates	120,642	113,611	249,523	291,871
Restricted cash in guarantee to loans	140,451	74,305	156,160	105,380
Restricted credits	20,550	20,175	97,056	171,367
Other	-	-	-	12
Total short-term investments (Note 21.i.d and 21.ii.a)	811,409	1,241,026	1,373,724	1,808,969

          The explanation related to this note was not subject to significant changes in relation to those reported in Note 4.2 to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

5.       Trade accounts receivable of development and services

	Company		Consolidated
	3/31/2014	12/31/2013	3/31/2014	12/31/2013

Real estate development and sales	1,114,045	1,205,137	2,173,830	2,356,976
( - ) Allowance for doubtful accounts and cancelled contracts	(7,303)	(7,040)	(149,334)	(179,372)
( - ) Adjustments to present value	(8,905)	(10,188)	(13,357)	(14,484)
Services and construction and other receivables	21,076	28,993	42,657	60,548
	1,118,913	1,216,902	2,053,796	2,223,668

Current	926,377	1,034,833	1,721,676	1,909,877
Non-current	192,536	182,069	332,120	313,791

The current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	3/31/2014	12/31/2013	3/31/2014	12/31/2013

2014	523,159	1,052,062	1,884,367	2,103,733
2015	314,059	95,610	174,834	183,140
2016	163,623	43,011	70,827	61,963
2017	37,121	12,011	39,872	31,677
2018 onwards	97,159	31,436	46,587	37,011
	1,135,121	1,234,130	2,216,487	2,417,524
( - ) Adjustment to present value	(8,905)	(10,188)	(13,357)	(14,484)
( - ) Allowance for doubtful account and cancelled contracts	(7,303)	(7,040)	(149,334)	(179,372)
	1,118,913	1,216,902	2,053,796	2,223,668

During the period ended March 31, 2014, the changes in the allowance for doubtful accounts and cancelled contracts are summarized as follows:

Company
3/31/2014

Balance at December 31, 2013	(7,040)
Additions (Note 23)	(263)
Balance at March 31, 2014	(7,303)

	Consolidated
	Receivables	Properties for sale (Note 6)	Net

Balance at December 31. 2013	(179,372)	107,172	(72,200)
Additions	(263)	-	(263)
Write-offs	30,301	(25,452)	4,849
Balance at March 31, 2014	(149,334)	81,720	(67,614)

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 5 to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

6.   Properties for sale

	Company		Consolidated
	3/31/2014	12/31/2013	3/31/2014	12/31/2013

Land	795,550	720,448	1,176,016	1,077,762
( - ) Adjustment to present value	(3,898)	(1,268)	(4,598)	(883)
Property under construction	341,507	327,343	598,588	630,407
Real estate cost in the recognition of the provision for cancelled contracts - Note 5	-	-	81,720	107,172
Completed units	80,205	74,907	311,724	291,232
( - ) Provision for realization of properties for sale	(3,298)	(3,298)	(11,276)	(11,276)
	1,210,066	1,118,132	2,152,174	2,094,414

Current portion	842,380	780,867	1,498,999	1,442,019
Non-current portion	367,686	337,265	653,174	652,395

There was no change in the provision for realization of properties for sale in the period ended March 31, 2014.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 6 to the financial statements as of December 31, 2013.

7.   Other accounts receivable

	Company		Consolidated
	3/31/2014	12/31/2013	3/31/2014	12/31/2013

Advances to suppliers	2,442	2,544	3,792	5,266
Recoverable taxes (IRRF, PIS, COFINS, among other)	13,840	23,679	58,064	70,054
Judicial deposit (Note 17)	98,402	95,343	132,939	127,405
Other	75	78	5,905	5,986

	114,759	121,644	200,700	208,711

Current portion	6,268	15,749	59,817	71,083
Non-current portion	108,491	105,895	140,883	137,628

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

8.   Non-current assets held for sale

8.1 Land available for sale

       The changes in land available for sale are summarized as follows:

	Consolidated
	Cost	Provision for impairment	Net balance

Balance at December 31, 2013	172,110	(57,263)	114,847
Reversal/Write-offs	(6,126)	2,296	(3,830)
Balance at March 31, 2014	165,984	(54,967)	111,017

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 8.1 to the financial statements as of December 31, 2013.

8.2 Non-current assets held for sale and income from discontinued operations

In order to meet the provisions of 38 of CPC 31 – Non-current Asset Held for Sale and Discontinued Operations, the Company shows below the main lines of the statement of profit or loss and cash flows of AUSA:

Statement of profit or loss	3/31/2013

Net operating revenue	161.041
Operating costs	(80.910)
Operating expenses, net	(36.051)
Depreciation and amortization	(1.141)
Equity pick-up	3.694
Financial expenses	(7.137)
Income and social contribution tax	(1.204)
38.292
Noncontrolling interests	(2.202)
Profit for the period	36.090
Cash flows	3/31/2013

Operating activities	76.445
Investing activities	31.825
Financing activities	(89.787)

The other explanation related to this note was not subject to significant changes in relation to those reported in Note  8.2 to the financial statements as of December 31, 2013.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

9.   Investments in ownership interests

(i)      Ownership interest

(a)    Information on subsidiaries and jointly-controlled investees

									Company		Consolidated		Company		Consolidated
	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the period		Investments				Equity pick-up
Direct investees	3/31/2014	12/31/2013	3/31/2014	3/31/2014	3/31/2014	12/31/2013	3/31/2014	3/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	3/31/2013	3/31/2014	3/31/2013

Construtora Tenda S.A.	100%	100%	2,307,543	1,239,763	1,067,780	1,127,969	(37,460)	(43,853)	1,067,780	1,127,969	-	-	(37,461)	(43,310)	-	542
Alphaville Urbanismo S/A	10%	10%	1,836,768	1,388,738	448,031	454,054	(9,413)	28,872	44,263	45,405	132,789	136,216	(1,142)	21,852	(3,427)	264
Shertis	100%	100%	356,109	90,979	265,130	267,415	(2,285)	7,284	265,055	267,340	(75)	(75)	(2,285)	7,284	-	-
Gafisa Spe 89 Ltda.	100%	100%	77,367	3,039	74,328	77,656	(3,328)	3,539	74,328	77,656	-	-	(3,328)	3,545	-	6
Gafisa Spe 51 Ltda.	100%	100%	64,785	7,031	57,754	57,377	(131)	(969)	57,754	57,377	-	-	(131)	(959)	-	10
Parque Ecoville Spe 29	100%	100%	110,460	71,975	38,485	40,008	(1,523)	806	38,485	40,008	-	-	(1,523)	(1,522)	-	(2,328)
Gafisa Spe 48 Ltda. (a)	80%	80%	72,636	5,068	67,567	68,652	(172)	(526)	54,054	54,922	54,054	54,922	(137)	(421)	(137)	(421)
Gafisa Spe 72 Ltda.	100%	100%	51,019	8,765	42,254	41,596	658	(2,885)	42,254	41,596	-	-	658	(2,885)	-	-
Gafisa Spe-116 Empr Imob (a)	50%	50%	83,892	2,204	81,688	82,075	(2,312)	1	40,844	41,038	40,844	41,038	(1,156)	-	(1,156)	-
Edsp 88 - Cipesa Holding	100%	100%	39,423	12	39,411	39,883	(472)	(619)	39,411	39,883	-	-	(472)	(619)	-	-
Sitio Jatiuca (a)	50%	50%	68,844	4,166	64,678	64,035	642	602	32,339	32,018	32,339	32,018	321	301	321	301
Citta Ville	50%	50%	62,812	5,863	56,949	55,886	(173)	753	28,475	27,943	-	-	(87)	376	-	-
Gafisa Spe 41 Ltda.	100%	100%	29,499	3,009	26,490	26,357	134	(201)	26,490	26,357	-	-	134	(201)	-	-
Gafisa Spe 50 Ltda.	100%	100%	51,521	25,689	25,832	25,837	(5)	(122)	25,832	25,837	-	-	(5)	(122)	-	-
Gafisa Spe-110 Empr Imob	100%	100%	62,450	33,293	29,157	25,745	3,412	1,938	29,157	25,745	-	-	3,412	1,938	-	-
Gafisa Spe 31 Ltda.	100%	100%	26,058	336	25,722	25,494	228	(805)	25,722	25,494	-	-	228	(805)	-	-
Gafisa Spe 47 Ltda. (a)	80%	80%	31,323	17	31,305	31,275	(1)	(1)	25,044	25,020	25,044	25,020	(1)	(1)	(1)	(1)
Parque Arvores (a)	50%	50%	45,189	6,560	38,630	37,990	640	65	24,870	24,550	24,870	24,550	320	1,529	320	1,529
Manhattan Comercial 01 (a)	50%	50%	66,143	64,739	1,405	41,630	(415)	(2,115)	3,823	20,815	3,823	20,815	(1,248)	(1,057)	(1,248)	(1,057)
Gafisa Spe 32 Ltda.	100%	100%	19,095	1,042	18,053	18,070	(16)	365	18,053	18,070	-	-	(16)	365	-	-
Gafisa Spe 30 Ltda.	100%	100%	62,828	46,770	16,058	16,033	26	453	16,058	16,033	-	-	26	453	-	-
Gafisa Spe 71 Ltda. (a)	80%	80%	23,803	1,172	22,631	19,617	478	(788)	20,640	15,694	20,640	15,694	382	(630)	382	(630)
Varandas (a)	50%	50%	121,071	89,586	31,485	25,982	5,159	4,702	17,940	12,991	17,940	12,991	2,806	2,611	2,806	2,611
Apoena	100%	100%	14,227	1,084	13,143	12,941	202	779	13,143	12,941	-	-	202	623	-	-
Dubai Residencial (a)	50%	50%	22,080	1,658	20,422	19,400	755	3,573	13,272	12,895	13,272	12,895	377	1,875	377	1,875
Fit 13 Spe Empr Imobiliários Ltda. (a)	50%	50%	51,012	19,612	31,401	31,207	194	7,915	15,700	12,203	-	-	97	2,765	-	(1,192)
Parque Aguas (a)	50%	50%	22,466	3,447	19,019	17,188	1,830	2,277	12,554	11,640	12,554	11,640	915	1,832	915	1,832
Alta Vistta (a)	50%	50%	24,422	1,071	23,351	22,943	408	365	11,676	11,472	11,676	11,472	204	183	204	183
Gafisa Spe 65 Ltda. (a)	80%	80%	17,830	888	16,942	13,831	585	(434)	15,125	11,065	15,125	11,065	468	(347)	468	(347)
Gafisa Spe 73 Ltda (a).	80%	80%	13,805	154	13,652	13,389	(2)	(5)	10,921	10,711	10,921	10,711	(2)	(4)	(2)	(4)
Gafisa Spe-111 Empr Imob	100%	100%	47,930	32,122	15,807	10,561	5,246	(6)	15,807	10,561	-	-	5,246	(6)	-	-
Gafisa Spe-123 Empr Imob	100%	100%	67,578	54,451	13,127	10,462	2,665	1,013	13,127	10,462	-	-	2,665	1,013	-	-
Costa Maggiore (a)	50%	50%	17,714	1,761	15,952	15,463	340	1,666	7,975	10,307	7,975	10,307	293	916	293	916
Gafisa Spe-119 Empr Imob	100%	100%	39,389	27,667	11,722	10,163	1,559	(173)	11,722	10,163	-	-	1,559	(173)	-	-
Gafisa Spe 46 Ltda. (a)	60%	60%	18,448	1,850	16,597	16,391	206	94	9,958	9,835	9,958	9,835	124	56	124	56
Gafisa Spe-113 Empr Imob (a)	60%	60%	54,268	38,169	16,099	15,648	451	258	9,660	9,389	9,660	9,389	271	155	271	155
Gafisa Spe 38 Ltda.	100%	100%	8,561	663	7,898	7,890	8	132	7,898	7,890	-	-	8	132	-	-
Gafisa Spe 36 Ltda.	100%	100%	24,649	16,914	7,735	7,691	43	219	7,735	7,691	-	-	43	219	-	-
Gafisa Spe 37 Ltda.	100%	100%	7,793	944	6,849	6,811	38	155	6,849	6,811	-	-	38	155	-	-
Aram	100%	100%	12,524	5,372	7,152	5,981	1,600	73	7,590	6,387	438	306	1,303	(4,809)	(297)	(4,809)
Gafisa Spe 27 Ltda.	100%	100%	20,665	15,233	5,432	5,973	(541)	318	5,432	5,973	-	-	(541)	318	-	-
Gafisa Spe 42 Ltda.	100%	100%	6,933	2,366	4,567	5,794	(1,227)	(44)	4,567	5,794	-	-	(1,227)	(44)	-	-
Gafisa Spe-85 Empr Imob L (a)	80%	80%	72,384	65,053	7,332	7,064	408	(3,570)	5,865	5,651	5,865	5,651	326	(2,856)	326	(2,856)
O Bosque Empr. Imob. Ltda. (a)	60%	60%	8,984	64	8,920	9,123	(459)	(38)	5,184	5,460	5,184	5,460	(275)	(21)	(275)	(21)

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

9.   Investments in subsidiaries-- Continued

(i)      Ownership interest --Continued

(a)    Information on subsidiaries and jointly-controlled investees --Continued

									Company		Consolidated		Company		Consolidated
	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the period		Investments				Equity pick-up
Direct investees	3/31/2014	12/31/2013	3/31/2014	3/31/2014	3/31/2014	12/31/2013	3/31/2014	3/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	3/31/2013	3/31/2014	3/31/2013

Gafisa Spe 22 Ltda.	100%	100%	5,865	610	5,254	5,255	-	43	5,254	5,255	-	-	-	43	-	-
Gafisa Spe 53 Ltda.	100%	100%	18,583	14,507	4,076	4,082	(6)	(245)	4,076	4,082	-	-	(6)	(245)	-	-
Gafisa Spe-118 Empr Imob	100%	100%	6,986	3,500	3,486	3,491	(5)	(3)	3,486	3,491	-	-	(5)	(3)	-	-
Manhattan Residencial 02	100%	100%	19,655	16,567	3,088	2,829	-	(11)	3,439	3,211	1,642	382	-	(5)	-	(5)
Gafisa Spe 35 Ltda.	100%	100%	7,449	5,428	2,020	2,853	(833)	42	2,020	2,853	-	-	(833)	42	-	-
OCPC01 Adjustment – Capitalized Interests (b)			-	-	-	-	-	-	23,680	24,185	-	-	(505)	5,531	-	4,811
Other			788,040	252,696	535,256	122,148	(36)	11,238	40,593	31,898	13,364	9,635	3,424	(20,008)	2,002	(1,037)

Gafisa Spe 55 Ltda.	80%	80%	56,196	6,118	50,078	47,591	2,486	(464)	-	-	40,062	41,278	-	-	1,989	(371)
Saí Amarela S/A	50%	50%	2,381	35	2,346	1,935	(26)	(45)	-	-	955	968	-	-	(13)	(22)
Sunshine SPE S/A	60%	60%	5,282	808	4,475	360	63	(62)	-	-	2,685	2,647	-	-	38	(37)
Other			17,092	30	17,060	17,806	11	1,645	-	-	4,967	1,690	-	-	(31)	40
Indirect subsidiaries of Gafisa			80,951	6,991	73,959	67,692	2,534	1,074	-	-	48,669	46,583	-	-	1,983	(390)

Consolidado FIT 13	50%	50%	41,424	10,023	31,401	31,207	194	7,915	-	-	16,162	31,222	-	-	194	11,826
Fit Jardim Botanico Spe	55%	55%	39,541	323	39,217	39,404	(162)	511	-	-	21,569	21,672	-	-	(89)	226
Fit 34 Spe Emp. Imob.	70%	70%	31,555	1,166	30,389	29,964	444	1,363	-	-	21,273	20,975	-	-	311	1,072
Fit Spe 11 Emp. Imob.	70%	70%	59,000	31,946	27,054	27,452	(768)	759	-	-	18,938	19,217	-	-	(538)	612
Ac Participações	80%	80%	37,417	14,695	22,722	23,755	(510)	(111)	-	-	18,179	19,004	-	-	(408)	(50)
FIT 31 SPE Emp. Mob.	70%	70%	33,107	19,651	13,457	15,155	(336)	217	-	-	9,420	10,608	-	-	(235)	575
Maria Ines Spe Emp. Imob.	60%	60%	21,325	451	20,874	20,836	38	72	-	-	12,525	12,502	-	-	23	43
Fit Planeta Zoo/Ipitanga	50%	50%	16,878	1,095	15,783	16,957	(54)	(308)	-	-	7,891	8,289	-	-	(25)	(154)
Fit Spe 03 Emp. Imob	80%	80%	11,341	787	10,554	10,044	510	(303)	-	-	8,443	8,035	-	-	408	(461)
Cittá Itapoan	50%	50%	14,979	1,546	13,433	15,354	(27)	(336)	-	-	6,717	7,379	-	-	(28)	(168)
FIT SPE 02 Emp. Mob.	60%	60%	11,812	12	11,800	11,758	42	27	-	-	7,080	7,055	-	-	25	16
Fit Cittá Imbuí	50%	50%	9,509	581	8,928	8,899	42	(51)	-	-	4,464	4,450	-	-	15	(25)
Parque Dos Pássaros	50%	50%	47,672	11,621	36,051	35,230	804	1,984	-	-	18,026	17,615	-	-	411	4,659
Fit Campolim Spe	55%	55%	6,545	(78)	6,623	6,623	-	-	-	-	3,643	3,643	-	-	-	-
Klabin Segall Fit 1 Spe Ltda	50%	50%	7,243	14	7,230	7,130	1	-	-	-	3,615	3,565	-	-	-	-
Other			89,225	18,710	70,514	69,928	421	1,885	-	-	30,249	30,472	-	-	201	936
Indirect subsidiaries of Tenda			478,573	112,543	366,030	369,696	639	13,624	-	-	208,194	225,703	-	-	265	19,107

Subtotal			7,650,402	3,803,291	3,847,111	3,546,489	(29,727)	36,825	2,312,980	2,360,037	726,766	744,223	(26,536)	(24,941)	4,514	19,100

Other investments (c)									-	91,056	-	-
Goodwill on acquisition of subsidiaries (d)									43,080	43,080	-	-
Goodwill based on inventory surplus									74,500	77,360	-	-
Addition to remeasurement of investment in associate (e)
Gafisa									108,300	108,300	108,300	108,300
Shertis									-	-	267,553	267,553
Total investments									2,538,860	2,679,833	1,102,619	1,120,076	(26,536)	(24,941)	4,514	19,100

 (*)Includes companies with investment balances below R$3,000.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

9.   Investments in subsidiaries -- Continued

(i)      Ownership interests--Continued

(a)    Information on subsidiaries and jointly-controlled investees—Continued

									Company		Consolidated		Company		Consolidated
	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Income (loss) for the period		Provision for net capital deficiency				Equity pick-up
Direct investees	3/31/2014	12/31/2013	3/31/2014	3/31/2014	3/31/2014	12/31/2013	3/31/2014	3/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	3/31/2013	3/31/2014	3/31/2013
Provision for capital deficiency (f):						(restated)		(restated)		(restated)		(restated)		(restated)		(restated)
Manhattan Square Emp. Imob. Res.1SPELtda	50%	50%	128,488	178,514	(50,026)	(43,283)	(5,364)	(3,047)	(24,912)	(21,642)	(24,912)	(10,821)	(3,270)	(1,524)	(3,270)	(1,524)
Gafisa SPE 117 Emp .Im .Ltda.	100%	100%	15,263	21,419	(6,157)	(5,735)	(421)	(531)	(6,157)	(5,735)	-	-	(421)	(531)	-	-
Gafisa SPE45 Emp .Im. Ltda.	100%	100%	7,095	13,789	(6,695)	(5,398)	(1,297)	(1,242)	(6,695)	(5,398)	-	-	(1,297)	(1,242)	-	-
Gafisa SPE 69 Emp. Im. Ltda.	100%	100%	394	5,028	(4,634)	(2,862)	(1,772)	(1,688)	(4,634)	(2,862)	-	-	(1,772)	(1,688)	-	-
Península SPE2 S/A	50%	50%	2,105	5,770	(3,665)	(3,887)	117	35	(1,885)	(1,943)	(1,885)	(972)	58	17	58	17
Other (*)			28,265	33,822	(5,555)	8,788	(322)	(796)	(12,294)	(6,020)	(1,932)	(13,656)	1,864	(270)	(2,319)	526
Total provision for net capital deficiency			181,610	258,342	(76,732)	(52,377)	(9,059)	(7,269)	(56,577)	(43,600)	(29,729)	(25,448)	(4,838)	(5,238)	(5,531)	(981)

Total equity pick-up									-	-	-	-	(31.374)	(30.179)	(1.017)	18.119

(a)   Jointly-controlled investees.

(b)   Charges not appropriated to the income of subsidiaries, as required by paragraph 6 of OCPC01.

(c)   At a meeting of the venture partners held on February 3, 2014, the reduction in the capital of the unincorporated venture (“SCP”) was resolved in the amount of R$100,000 Class B shares, thus fulfilling all obligations provided for in the contract. As of December 31, 2013, the Company’s shares in such venture amounted to R$91,056 (Note 15).

(d)   See composition in Note 11.

(e)   Amount regarding the addition related to the remeasurement of the portion of the remaining investment of 30%, in the amount of R$375,853, of which R$108,300 refers to the portion of 10% in Gafisa and R$267,553 refers to the portion of 20% in Shertis.

(f)    Provision for capital deficiency is recorded in account “Other payables” (Note 16).

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

(Amounts in thousands of Reais, except as otherwise stated)

9.   Investments in subsidiaries --Continued

(b)    Change in investments

	Company	Consolidated

Balance at December 31, 2013	2,679,833	1,120,076
Equity pick-up	(26,536)	4,514
Redemption of shares of subsidiaries (a)	(100,000)
Dividends receivable	(2,625)	(2,625)
Effect reflecting the program for purchase of treasury shares of Gafisa by Tenda (b)	(22,728)	-
Other investments	(2,071)	(19,346)
Reclassification of the provision for investment losses	12,987	-
Balance at December 31, 2014	2,538,860	1,102,619

(a)     It refers to the redemption of shares of the Company’s associate (Note 15(a))

(b)     In the period ended March 31, 2014, 7,000,000 shares in the total amount of R$22,728 were acquired by Tenda, according to the stock repurchase program. This program was cancelled on February 26, 2014 (Note 19.1).

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 9 to the financial statements as of December 31, 2013.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

10.  Property and equipment

	Company				Consolidated
Type	12/31/2013	Addition	Write-off	3/31/2014	12/31/2013	Addition	Write-off	3/31/2014
Cost
Hardware	18,100	282	-	18,382	32,722	715	(41)	33,396
Vehicles	-	-	-	-	979	-	-	979
Leasehold improvements and installations	8,545	-	-	8,545	34,256	71	(44)	34,283
Furniture and fixtures	1,717	32	(246)	1,503	5,764	514	(388)	5,890
Machinery and equipment	2,637	-	-	2,637	3,836	292	(215)	3,913
Molds	-	-	-	-	8,130	-	-	8,130
Sales stands	139,758	4,138	-	143,896	203,236	5,777	-	209,013
	170,757	4,452	(246)	174,963	288,923	7,369	(688)	295,604

Accumulated depreciation
Hardware	(13,177)	(465)	-	(13,641)	(21,820)	(839)	27	(22,632)
Vehicles	-	-	-	-	(979)	-	-	(979)
Leasehold improvements and installations	(6,804)	(509)	-	(7,314)	(21,499)	(1,491)	20	(22,970)
Furniture and fixtures	(1,360)	(13)	246	(1,127)	(3,662)	(611)	496	(3,777)
Machinery and equipment	(817)	(66)	-	(883)	(1,104)	(98)	-	(1,202)
Molds	-	-	-	-	(6,945)	(486)	486	(6,945)
Sales stands	(136,360)	(1,689)	-	(138,049)	(196,529)	(2,883)	-	(199,412)
	(158,518)	(2,742)	246	(161,014)	(252,538)	(6,408)	1,029	(257,917)

	12,239	1,710	-	13,949	36,385	961	341	37,687

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 10 to the financial statements as of December 31, 2013.

11. Intangible assets

	Company
	12/31/2013			3/31/2014
	Balance	Addition	Write-down/ amortization	Balance

Software – Cost	80,406	1,213	-	81,619
Software – Depreciation	(42,787)	(3,311)	-	(46,098)
Other	8,404	892	(1,603)	7,693
	46,023	(1,206)	(1,603)	43,214

	Consolidated
	12/31/2013			3/31/2014
	Balance	Addition	Write-down/ amortization	Balance
Goodwill
AUSA	25,476	-	-	25,476
Cipesa	40,687	-	-	40,687
Provision for non-realization / Write-off – sale of land	(23,083)	-	-	(23,083)
	43,080	-	-	43,080

Software – Cost	104,625	2,591	(1,027)	106,189
Software – Depreciation	(54,708)	(4,879)	253	(59,334)
Other	13,343	5,465	(2,388)	12,104
	63,260	(1,139)	(3,162)	58,959

	106,340	(1,139)	(3,162)	102,039

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 11 to the financial statements as of December 31, 2013.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

11. Intangible assets--Continued

The Company evaluates the recovery of the carrying amount of goodwill at the end of each year. As of March 31, 2014, the Company did not find any indication of impairment in the carrying amount of goodwill.

12. Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	3/31/2014	12/31/2013	3/31/2014	12/31/2013

Certificate of Bank Credit – CCB	June 2014 to July 2017	1.30% to 2.20% + CDI / 117% to 123% of CDI / 13.20%	474,041	550,052	474,041	550,052
National Housing System - SFH	July 2014 to January 2018	8.30% to 11.00% + TR	686,634	699,132	1,011,377	1,088,258
			1,160,675	1,249,184	1,485,418	1,638,310

Current portion			385,187	376,047	560,458	590,386
Non-current portion			775,488	873,137	924,960	1,047,924

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	3/31/2014	12/31/2013	3/31/2014	12/31/2013

2014	274,969	376,047	407,468	590,386
2015	505,438	489,889	651,738	642,328
2016	267,935	275,118	310,685	296,464
2017	110,964	106,898	114,158	107,901
2018 onwards	1,369	1,232	1,369	1,231
	1,160,675	1,249,184	1,485,418	1,638,310

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of March 31, 2014 and December 31, 2013 are disclosed in Note 13.

The following table shows the summary of financial expenses and charges and the capitalized rate in the account properties for sale.

	Company		Consolidated
	3/31/2014	3/31/2013	3/31/2014	3/31/2013
				(restated)
Total financial expenses for the period	49,631	45,171	59,271	57,502
Capitalized financial charges	(19,534)	(10,124)	(23,597)	(16,714)

Financial expenses (Note 25)	30,097	35,047	35,674	40,788

Financial charges included in “Properties for sale””

Opening balance	142,860	135,582	214,298	239,327
Capitalized financial charges	19,534	10,124	23,597	16,714
Charges appropriated to profit or loss (Note 24)	(19,009)	(15,420)	(34,745)	(33,593)

Closing balance	143,385	130,286	203,150	222,448

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

12. Loans and financing --Continued

The other explanation related to this note were not subject to significant changes in relation to those reported in Note 12 to the financial statements as of December 31, 2013.

13. Debentures

				Company		Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	3/31/2014	12/31/2013	3/31/2014	12/31/2013

Sixth placement	100,000	CDI + 1.50%	June 2014	155,802	151,513	155,802	151,513
Seventh placement	600,000	TR + 10.17%	December 2017	565,883	551,855	565,883	551,855
Eighth placement /first series	288,427	CDI + 1.95%	October 2015	302,720	294,073	302,720	294,073
Eighth placement /second series	11,573	IPCA + 7.96%	October 2016	14,811	14,216	14,811	14,216
First placement (Tenda) (i)	600,000	TR + 9.21%	October 2015	-	-	419,201	409,561
				1,039,216	1,011,657	1,458,417	1,421,218

Current portion				382,234	354,271	601,435	563,832
Non-Current portion	-			656,982	657,386	856,982	857,386

(i)  On March 28, 2014, the partial deferment of the payment for the fourth installment of the face value of this placement was approved in the amount of R$90,000 until May 1, 2014, while R$10,000 is going to be paid on the original due date on April 1, 2014 (Note 33(ii)). On April 17, 2014, among other changes the change in the maturity schedule of this placement was approved (Note 33(i)).

The current and non-current portions fall due as follows.

	Company		Consolidated
Maturity	3/31/2014	12/31/2013	3/31/2014	12/31/2013

2014	382,234	354,271	601,435	563,832
2015	298,394	299,093	498,394	499,093
2016	158,588	158,292	158,588	158,292
2017	200,000	200,001	200,000	200,001
	1,039,216	1,011,657	1,458,417	1,421,218

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

13. Debentures--Continued

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at March 31, 2014 and December 31, 2013 are as follows:

	3/31/2014	12/31/2013
Seventh placement
Total accounts receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	-9.78 times	-6.21 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-19.68%	-31.6%
Total receivable plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus payables for purchase of properties plus unappropriated cost	2.24 times	2.79 times

Eighth placement - first and second series, second issuance of Promissory Notes, first and second series
Total accounts receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	-6.60 times	-4.31 times
Total debt less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-19.68%	-31.6%

	3/31/2014	12/31/2013
First placement – Tenda
Total accounts receivable plus inventory required to be equal to or 2.0 times over net debt less debt with secured guarantee (3) or below zero, considering that TR(4) plus TE(5) is always above zero.	2.48 times	-2.49 times
Net debt less debt with secured guarantee (3) required to be not in excess of 50% of equity.	-55.70%	-56.97%
Total receivable plus unappropriated income plus total inventory of finished units required to be 1.5 time the net debt plus payable for purchase of properties plus unappropriated cost	36.58 times	56.85 times

(1)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)   Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not shown in the Balance Sheet

(3)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement..

(4)   Total receivables.

(5)   Total inventory.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 13 to the financial statements as of December 31, 2013.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

14. Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio are as follows:

	Company		Consolidated
	3/31/2014	12/31/2013	3/31/2014	12/31/2013

Assignment of receivables:
CCI obligation Jun/09	-	-	8,386	12,295
CCI obligation Jun/11	11,756	13,407	14,893	17,146
CCI obligation Dec/11	4,896	5,654	10,049	13,686
CCI obligation Jul/12	2,393	2,578	2,393	2,578
CCI obligation Nov/12	-	-	9,088	10,639
CCI obligation Dec/12	25,341	35,831	25,340	35,831
CCI obligation Dec/13	4,489	5,675	14,108	17,154
FIDC obligation	4,649	5,337	10,200	6,381
Other	5,719	5,719	4,187	4,187
	59,243	74,201	98,644	119,897

Current portion	36,762	50,184	60,281	82,787
Non-current potion	22,481	24,017	38,363	37,110

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 14 to the financial statements as of December 31, 2013.

15. Payables to venture partners

	Company		Consolidated
	3/31/2014	12/31/2013	3/31/2014	12/31/2013

Payable to venture partners (a)	-	100,000	-	103,814
Usufruct of shares	19,536	19,536	23,215	19,866

	19,536	119,536	23,215	123,680

Current portion	8,742	108,742	12,421	112,886
Non-current portion	10,794	10,794	10,794	10,794

The current and non-current portions fall due as follows:

	Company		Consolidated
	3/31/2014	12/31/2013	3/31/2014	12/31/2013

2014	8,742	108,742	12,421	112,886
2015	6,080	6,080	6,080	6,080
2016	3,574	3,574	3,574	3,574
2017	1,140	1,140	1,140	1,140
Total	19,536	119,536	23,215	123,680

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

15. Payables to venture partners--Continued

(a)     At a meeting of the venture partners held on February 3, 2014, they decided to reduce the SCP capital by R$100,000 Class B shares and, as consequence of this resolution, the SCP paid R$100,000 to the partners that held such units and R$4,742 related to the mandatory minimum dividend, thus fulfilling all obligations arising from this contract. As of March 31, 2014, the SCP has a capital of R$13,084 (composed of  13,084,000 Class A shares held by the Company).

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 15 to the financial statements as of December 31, 2013.

16. Other obligations

		Company		Consolidated
	2012	3/31/2014	12/31/2013	3/31/2014	12/31/2013

Acquisition of interests	2.286	5,102	5,102	5,102	5,102
Provision for penalties for delay in construction works	8.883	7,865	6,873	13,918	14,530
Cancelled contract payable	2.363	8,149	9,457	37,691	38,901
Warranty provision	28.345	20,606	23,087	49,528	53,006
Deferred sales taxes (PIS and COFINS)	21.772	22,238	24,841	34,395	40,461
Provision for net capital deficiency (Note 9)	35.570	56,577	43,600	29,729	25,448
Long-term suppliers		16,297	14,754	30,906	29,780
Other liabilities	13.781	7,429	11,733	23,050	39,386

	113.000	144,263	139,447	224,319	246,614

Current portion	90.953	106,351	101,296	155,315	176,740
Non-current portion	22.047	37,912	38,151	69,004	69,874

17. Provisions for legal claims and commitments

In the period ended March 31, 2014, the changes in the provision are summarized as follows:

Company	Civil claims	Tax claims	Labor claims	Total
Balance at December 31, 2013	115,468	255	23,876	139,599
Addition to and reversal of provision (Note 24)	1,551	55	13,913	15,519
Payment and reversal of provision not used	(2,500)	(92)	(2,661)	(5,253)
Balance at March 31, 2014	114,519	218	35,128	149,865

Current portion	47,152	218	35,128	82,498
Non-current portion	67,367	-	-	67,367

Consolidated	Civil claims	Tax claims	Labor claims	Total
Balance at December 31, 2013	140,722	1,582	55,624	197,928
Addition to and reversal of provision (Note 24)	12,121	84	13,943	26,148
Payment and reversal of provision not used	(8,008)	(92)	(8,481)	(16,581)
Balance at March 31, 2014	144,835	1,574	61,086	207,495

Current portion	47,152	218	35,128	82,498
Non-current portion	97,683	1,356	25,958	124,997

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

17. Provisions for legal claims and commitments--Continued

(i)     Lawsuits in which likelihood of loss is rated as possible

In addition, as of March 31, 2014, the Company and its subsidiaries are aware of other civil, labor and tax claims and risks. Based on the history of probable lawsuits and the specific analysis of main claims, the estimate for lawsuits which likelihood of loss is rated as possible is of R$516,767 (R$435,046 as of December 31, 2013), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses. The change in the period was caused by the higher volume of lawsuits with smaller amounts and the review of the involved amounts.

	Company		Consolidated
	3/31/2014	12/31/2013	3/31/2014	12/31/2013

Civil claims	184,489	64,026	406,124	331,976
Tax claims	36,354	39,248	47,379	45,413
Labor claims	38,642	36,227	63,264	57,657
	259,485	139,501	516,767	435,046

(a)     Commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has the following other commitments:

(a)    The Company has contracts for the rental of 29 properties where its facilities are located, the monthly cost amounting to R$1,071 adjusted by the IGP-M/FGV variation. The rental term ranges from one to ten years and there is a fine in case of cancelled contracts corresponding to three-month rent or in proportion to the contract expiration time.

(b)    As of March 31, 2014, the Company, through its subsidiaries, has long-term obligations in the amount of R$30,906 (R$20,163 as of December 31, 2013), related to the supply of the raw material used in the development of its real estate ventures.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 17 to the financial statements as of December 31, 2013.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

18. Payables for purchase of properties and advances from customers

	Company		Consolidated
	3/31/2014	12/31/2013	3/31/2014	12/31/2013

Payables for purchase of properties	106,998	115,397	199,107	262,902
Adjustment to present value (Note 6)	(4,161)	(873)	(4,863)	(873)
Advances from customers
Development and sales - Note 5(i)	33,227	39,868	43,105	48,220
Barter transaction - Land (Note 6)	167,300	165,703	205,666	178,100

	303,364	320,095	443,015	488,349

Current portion	268,801	284,366	360,200	408,374
Non-current portion	34,563	35,729	82,815	79,975

19. Equity

19.1.  Capital

As of March 31, 2014 and December 31, 2013, the Company's authorized and paid-in capital amounts to R$2,740,662, represented by 435,559.201 registered common shares, without par value, of which 33,999,486  and 19,099,486 were held in treasury, respectively.

According to the Company’s articles of incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance until the limit of 600,000,000 (six hundred million) common shares.

On February 26, 2014, the Board of Directors of Tenda approved the termination of the program to repurchase the common shares issued by Gafisa for holding them in treasury and later sell them. In the period, 7,000,000 shares in free float totaling R$22,728 were acquired.

On the same date, the Board of Directors of the Company created a program to repurchase its common shares aimed at holding them in treasury and later selling or cancelling them, limiting the acquisition to 17,456,434 shares to be carried out in up to 365 days. In the period ended March 31, 2014, 7,900,000 shares totaling R$25,440 were acquired.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Equity--Continued

19.1.  Capital --Continued

Treasury shares - 03/31/2014
Type	GFSA3 common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying amount
11/20/2001	599,486	2,8880	0.14%	2,140	1,731
1st quarter 2013	1,000,000	4,3316	0.23%	3,570	4,336
2nd quarter 2013	9,000,000	3,9551	2.07%	32,130	35,634
4th quarter 2013	8,500,000	3,6865	1.95%	30,345	31,369
1st quarter 2014	14,900,000	3,2297	3.42%	53,193	48,168
	33,999,486	3,5623	7.81%	121,378	121,238

(*)   Market value calculated based on the closing share price at March 31, 2014 (R$3.57), not considering the possible effect of volatilities.

Treasury shares - 12/31/2013
Type	GFSA3 common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying amount
11/20/2001	599,486	2,8880	0.14%	2,116	1,731
1st quarter 2013	1,000,000	4,3316	0.23%	3,530	4,336
2nd quarter 2013	9,000,000	3,9551	2.07%	31,770	35,634
4th quarter 2013	8,500,000	3,6865	1.95%	30,005	31,369
	19,099,486	3,8258	4.39%	67,421	73,070

(*)   Market value calculated based on the closing share price at December 31, 2013 (R$3.53), not considering the possible effect of volatilities.

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of claims.

The change in the number of shares outstanding is as follows:

Common shares - In thousands
Shares outstanding as of December 31, 2013	416,459
Repurchase of treasury shares	(14,900)
Shares outstanding as of March 31, 2014	401,559

Weighted average shares outstanding	407,150

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

19. Equity --Continued

19.2.  Stock option plan

Expenses for granting stocks recorded under the account “General and administrative expenses” (Note 24) in the periods ended March 31, 2014 and 2013, are as follows:

	3/31/2014	3/31/2013
		(restated)
Gafisa	3,570	4,629
Tenda	19	33
	3,589	4,662

Alphaville		252
		4,914

In the quarter ended March 31, 2014, there was no change in options outstanding.

Outstanding and exercisable options as of March 31, 2014, are as follows:

Outstanding options			Exercisable options
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

11,908,128	8.76	1.47	1,716,112	3.56

(ii)   Tenda

Due to the acquisition by Gafisa of the total shares outstanding issued by Tenda, the stock option plans related to Tenda shares were transferred to Gafisa, responsible for share issuance. As of March 31, 2014, the amount ofR$14,958 (R$14,939 as of December 31, 2013), related to the reserve for granting options of Tenda is recognized under the account “Related Parties” of Gafisa.

In the period ended March 31, 2014 and in the year ended December 31, 2013, the Company did not grant options in connection with its stock option plans comprising common shares.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Income and social contribution taxes

(i)      Current income and social contribution taxes

The reconciliation of the effective tax rate for the periods ended March 31, 2014 and 2013 is as follows:

	Consolidated
	3/31/2014	3/31/2013
		(restated)
Profit (loss) before income and social contribution taxes, and statutory interest	(33,798)	(77,352)
Income tax calculated at the applicable rate - 34%	11,491	26,300
Net effect of subsidiaries taxed by presumed profit	1,685	(17,650)
Tax losses (tax loss carryforwards used)	(2,389)	(889)
Equity pick-up	(347)	6,160
Stock option plan	(1,220)	(1,585)
Other permanent differences	(11,263)	(10,976)
Charges on payables to venture partners	898	(3,692)
Tax benefits recognized (not recognized)	(5,452)	(4,105)
	(6,597)	(6,437)

Tax expenses - current	(7,063)	(3,963)
Tax income (expenses) - deferred	467	(2,474)

(ii)   Deferred income and social contribution taxes

As of March 31, 2014 and December 31, 2013, deferred income and social contribution taxes are from the following sources:

	Company		Consolidated
	3/31/2014	12/31/2013	3/31/2014	12/31/2013

Provisions for legal claims	50,954	47,464	70,548	67,296
Temporary differences – PIS and COFINS deferred	6,874	7,918	14,245	15,566
Provisions for realization of non-financial assets	2,698	2,698	22,053	22,852
Temporary differences – CPC adjustment	25,170	21,733	34,820	31,819
Other provisions	36,083	39,684	66,684	76,735
Income and social contribution tax loss carryforwards	85,746	86,848	300,308	288,712
Tax credits from downstream acquisition	10,199	9,226	10,199	9,226
Tax benefits not recognized	(12,327)	(12,327)	(279,986)	(274,534)
	180,227	203,244	238,871	237,672

Liabilities
Negative goodwill	(91,323)	(91,323)	(91,323)	(91,323)
Temporary differences –CPC adjustment	(12,843)	(36,822)	(128,980)	(127,790)
Differences between income taxed on cash basis and recorded on an accrual basis	(26,962)	(26,000)	(72,572)	(75,211)
	(131,128)	(154,145)	(292,875)	(294,324)

Total net	49,099	49,099	(54,004)	(56,652)

The Company has income and social contribution tax loss carryforwards for offset limited to 30% of annual taxable profit, which have no expiration, in the following amounts:

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Income and social contribution taxes --Continued

(ii)   Deferred income and social contribution taxes--Continued

Company
3/31/2014			12/31/2013
Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total

Balance of income and social contribution tax loss carryforwards

252,194	252,194		255,435	255,435	-

Deferred tax asset (25%/9%)

63,049	22,697	85,746	63,859	22,989	86,848

Recognized deferred tax asset

53,985	19,434	73,419	54,795	19,726	74,521

Unrecognized deferred tax asset

9,064	3,263	12,327	9,064	3,263	12,327

Consolidated
3/31/2014			12/31/2013
Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total

Balance of income and social contribution tax loss carryforwards

883,259	883,259		849,150	849,150	-

Deferred tax asset (25%/9%)

220,815	79,943	300,308	212,288	76,424	288,712

Recognized deferred tax asset

53,985	19,434	73,419	54,795	19,726	74,521

Unrecognized deferred tax asset

166,830	60,059	226,889	157,493	56,698	214,191

Based on the estimate of projections for generation of future taxable profit of Gafisa, the estimated recovery of the Company’s balance of deferred income and social contribution tax is as follows:

Company

2014

883

2015

46,534

2016

531

2017

9,120

2018

17,871

2019 to 2023

140,999

215,938

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 20 to the financial statements as of December 31, 2013.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments

The Company and its subsidiaries participate in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at liquidity, return and safety. The use of financial instruments with the objective of hedging is made through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and subsequent performance of the proposed strategy. The policy on control consists of permanently following up the contracted conditions in relation to the conditions prevailing in the market. The Company and its subsidiaries do not invest for speculation in derivatives or any other risky assets. The result from these operations is consistent with the policies and strategies devised by Company management. The Company and its subsidiaries operations are subject to the risk factors described below:

 (i)   Risk considerations

a)    Credit risk

There was no change in relation to the credit risks disclosed in Note 21(i)(a) to the financial statements as of December 31, 2013.

b)    Derivative financial instruments

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency, index and interest rate risks to its operations, when considered necessary.

The Company holds derivative instruments to mitigate its exposure to index and interest volatility recognized at their fair value in profit (loss) for the period. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments for purposes other than hedging.

As of March  31, 2014, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity from June 2014 and June 2017. The derivative contracts are as follows:

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments -- Continued

(i)    Risk considerations --Continued

b)    Derivative financial instruments --Continued

Consolidated
		Reais	Percentage		Validity		Gain (loss) not realized with derivative instruments - net

Companies	Swap agreements (Fixed for CDI)	Face value	Original Index	Swap	Beginning	End	3/31/2014	12/31/2013
								(restated)
Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 14.0993%	CDI 1.6344%	12/20/2013	06/20/2014	878	978
Gafisa S/A	Banco Votorantim S.A.	82,500	Fixed 11.4925%	CDI 0.2801%	06/20/2014	12/22/2014	(21)	128
Gafisa S/A	Banco Votorantim S.A.	82,500	Fixed 13.7946%	CDI 1.6344%	12/22/2014	06/22/2015	(173)	(91)
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 11.8752%	CDI 0.2801%	06/22/2015	12/21/2015	(322)	(306)
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 14.2672%	CDI 1.6344%	12/21/2015	06/20/2016	(172)	(236)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 11.1136%	CDI 0.2801%	06/20/2016	12/20/2016	(212)	(255)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI 1.6344%	12/20/2016	06/20/2017	19	(35)
							(3)	183

					Current		(3)	183
					Non-current		-	-

During the period ended March 31, 2014, the amount of R$186 (R$2,507 in 2013) in the Company’s statements and in the consolidated statements, which refer to net result of the interest swap transaction, was recognized in the “financial income” line in the statement of profit or loss for the period, allowing correlation between the impact of such transactions and interest rate fluctuation in the Company’s balance sheet (Note 25).

       The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific evaluation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction. Accordingly, the estimates above do not necessarily indicate the actual amounts realized upon the financial settlement of transactions.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

(i)    Risk considerations--Continued

c)    Interest rate risk

There was no change in relation to the interest rate risks disclosed in Note 21(i)(c) to the financial statements as of December 31, 2013.

d)    Liquidity risk

There was no change in relation to the liquidity risks disclosed in Note 21(i)(d) to the financial statements as of December 31, 2013.

The maturities of the financial instruments such as loans, financing, suppliers, payables to venture partners and debentures are as follows:

	Company
Period ended March 31, 2014	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	385,187	703,299	72,189	-	1,160,675
Debentures (Note 13)	382,234	456,982	200,000	-	1,039,216
Payables to venture partners (Note 15)	8,742	10,794	-	-	19,536
Suppliers	57,267	-	-	-	57,267
	833,430	1,171,075	272,189	-	2,276,694

	Company
Year ended December 31, 2013	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	376,053	765,001	108,130	-	1,249,184
Debentures (Note 13)	354,271	457,386	200,000	-	1,011,657
Payables to venture partners (Note 15)	108,742	9,654	1,140	-	119,536
Suppliers	51,415	-	-	-	51,415
	890,481	1,232,041	309,270	-	2,431,792

	Consolidated
Period ended March 31, 2014	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	560,458	852,347	72,613	-	1,485,418
Debentures (Note 13)	601,435	656,982	200,000	-	1,458,417
Payables to venture partners (Note 15)	12,421	10,794	-	-	23,215
Suppliers	138,536	-	-	-	138,536
	1,312,850	1,520,123	272,613	-	3,105,586

	Consolidated
Year ended December 31, 2013	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	590,386	938,792	109,132	-	1,638,310
Debentures (Note 13)	563,832	657,386	200,000	-	1,421,218
Payables to venture partners (Note 15)	112,886	9,654	1,140	-	123,680
Suppliers	79,342	-	-	-	79,342
	1,346,446	1,605,832	310,272	-	3,262,550

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments -- Continued

(i)    Risk considerations -- Continued

d)    Interest rate risk -- Continued

Fair value classification

The Company uses the same classification disclosed in Note 21(i)(d) to the financial statements as of December 31, 2013 to determine and disclose the fair value of financial instruments by the valuation technique.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company, presented in the  Information as of March 31, 2014 and December 31, 2013:

	Company			Consolidated
	Fair value classification
As of March 31, 2014	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4.1)	-	58,699	-	-	189,502	-
Short-term investments (Note 4.2)	-	811,409	-	-	1,373,724	-
Derivative financial instruments (Note 21.i.b)	-	(3)	-	-	(3)	-

	Company			Consolidated
	Fair value classification
As of December 31, 2013	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4.1)	-	39,032	-	-	215,194	-
Short-term investments (Note 4.2)	-	1,241,026	-	-	1,808,969	-
Derivative financial instruments (Note 21.i.b)	-	183	-	-	183	-

       In addition, we show the fair value classification of financial instruments liabilities:

	Company			Consolidated
	Fair value classification
As of December 31, 2014	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,164,526	-	-	1,481,417	-
Debentures (Note 21.ii.a)	-	1,022,086	-	-	1,434,415	-
Payables to venture partners (Note 21.ii.a)	-	19,535	-	-	23,215	-

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments -- Continued

(i)    Risk considerations -- Continued

d)    Liquidity risk -- Continued

Fair value classification -- Continued

	Company			Consolidated
	Fair value classification
As of December 31, 2013	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,254,757	-	-	1,641,503	-
Debentures (Note 21.ii.a)	-	1,019,298	-	-	1,428,859	-
Payables to venture partners (Note 21.ii.a)	-	121,060	-	-	125,719	-

       In the period ended March 31, 2014 and the year ended December 31, 2013, there were not any transfers between the Levels 1 and 2 fair value valuation, nor transfers between Levels 3 and 2 fair value valuation.

       There was no change in relation to the other information disclosed in Note 21(ii)(a) to the financial statements as of December 31, 2013.

 (ii)  Fair value of financial instruments

a)    Fair value measurement

       The Company uses the same methods and assumptions disclosed in Note 21(ii)(a) to the financial statements as of December 31, 2013 in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

The main consolidated carrying amounts and fair values of financial assets and liabilities at March 31,2014 and December 31, 2013 are as follows:

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments -- Continued

(ii)   Fair value of financial instruments -- Continued

a)    Fair value measurement -- Continued

	Company
	3/31/2014		12/31/2013
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	58,699	58,699	39,032	39,032
Short-term investments (Note 4.2)	811,409	811,409	1,241,026	1,241,026
Derivative financial instruments	(3)	(3)	183	183
Trade accounts receivable (Note 5)	1,118,913	1,118,913	1,216,902	1,216,902

Financial liabilities
Loans and financing (Note 12)	1,160,675	1,164,526	1,249,184	1,254,757
Debentures (Note 13)	1,039,216	1,022,086	1,011,657	1,019,298
Payables to venture partners (Note 15)	19,536	19,536	119,536	121,060
Suppliers	57,267	57,267	51,415	51,415

	Consolidated
	3/31/2014		12/31/2013
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	189,502	189,502	215,194	215,194
Short-term investments (Note 4.2)	1,373,724	1,373,724	1,808,969	1,808,969
Derivative financial instruments (Note 21(i)(b))	(3)	(3)	183	183
Trade accounts receivable (Note 5)	2,053,796	2,053,796	2,223,668	2,223,668

Financial liabilities
Loans and financing (Note 12)	1,485,418	1,481,417	1,638,310	1,641,503
Debentures (Note 13)	1,458,417	1,434,415	1,421,218	1,428,859
Payables to venture partners (Note 15)	23,215	23,215	123,680	125,719
Suppliers	138,536	138,536	79,342	79,342

a)     Risk of debt acceleration

There was no change in relation to the risks of debt acceleration disclosed in Note 21(ii)(a) to the financial statements as of December 31, 2013.

b)     Market risk

There was no change in relation to the market risks disclosed in Note 21(ii)(b) to the financial statements as of December 31, 2013.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments — Continued

(iii)   Capital stock management

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 21 (iii) to the financial statements as of December 31, 2013.

The Company includes in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables and payables to venture partners less cash and cash equivalents and short-term investments:

	Company		Consolidated
	3/31/2014	12/31/2013	3/31/2014	12/31/2013

Loans and financing (Note 12)	1,160,675	1,249,184	1,485,418	1,638,310
Debentures (Note 13)	1,039,216	1,011,657	1,458,417	1,421,218
Obligations assumed on assignment of receivables (Note 14)	59,243	74,201	98,644	119,897
Payables to venture partners (Note 15)	19,536	119,536	23,215	123,680
( - ) Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	(870,108)	(1,280,058)	(1,563,226)	(2,024,163)
Net debt	1,408,562	1,174,520	1,502,468	1,278,942
Equity	3,106,356	3,190,724	3,129,509	3,214,483
Equity and net debt	4,514,918	4,365,244	4,631,977	4,493,425

 (iv) Sensitivity analysis

The chart shows the sensitivity analysis of financial instruments for the period of one year, except swap contracts, which are analyzed through their due dates, describing the risks that may incur material variations on the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show a 25% and 50% increase/decrease in the risk variable considered.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

(iv)  Sensitivity analysis --Continued

As of March 31, 2014 and December 31, 2013, the Company has the following financial instruments:

a)  Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)  Loans and financing and debentures linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI, IPCA and TR;

c)  Trade accounts receivable, linked to the National Civil Construction Index (INCC).

To the sensitivity analysis of the interest rates of investments, loans and accounts receivables, the Company considered the CDI rate at 10.56%, the TR at 1.40%, the INCC rate at 7.80%, the General Market Prices Index (IGP-M) at 7.18% and the National Consumer Price Index – Extended (IPCA) at 6.00%. The scenarios considered were as follows:

Scenario I: 50% increase in the risk variables used for pricing

Scenario II: 25% increase in the risk variables used for pricing

Scenario III: 25% decrease in the risk variables used for pricing

Scenario IV: 50% decrease in the risk variables used for pricing

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments --Continued

(iv)  Sensitivity analysis --Continued

As of March 31, 2014:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%

Short-term investments	Increase/decrease of CDI	63,287	31,643	(31,643)	(63,287)
Loans and financing	Increase/decrease of CDI	(31,943)	(15,971)	15,971	31,943
Debentures	Increase/decrease of CDI	(21,903)	(10,951)	10,951	21,903
Payables to venture partners	Increase/decrease of CDI	-	-	-	-
Derivative financial instruments	Increase/decrease of CDI	(8,450)	(7,858)	4,823	10,124

Net effect of CDI variation		991	(3,137)	102	683

Loans and financing	Increase/decrease of TR	(5,001)	(2,501)	2,501	5,001
Debentures	Increase/decrease of TR	(6,793)	(3,397)	3,397	6,793

Net effect of TR variation		(11,794)	(5,898)	5,898	11,794

Debentures	Increase/decrease of IPCA	(419)	(210)	210	419

Net effect of IPCA variation		(419)	(210)	210	419

Accounts receivable	Increase/decrease of INCC	74,302	37,151	(37,151)	(74,302)
Properties for sale	Increase/decrease of INCC	58,247	29,124	(29,124)	(58,247)

Net effect of INCC variation		132,549	66,275	(66,275)	(132,549)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Financial instruments -- Continued

(iv)  Sensitivity analysis -- Continued

As of December 31, 2013:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%

Short-term investments	Increase/decrease of CDI	77,110	38,555	(38,555)	(77,110)
Loans and financing	Increase/decrease of CDI	(33,920)	(16,960)	16,960	33,920
Debentures	Increase/decrease of CDI	(19,843)	(9,921)	9,921	19,843
Payables to venture partners	Increase/decrease of CDI	(4,623)	(2,312)	2,312	4,623
Derivative financial instruments	Increase/decrease of CDI	(9,303)	(4,856)	5,344	11,219

Net effect of CDI variation		9,421	4,506	(4,018)	(7,505)

Loans and financing	Increase/decrease of TR	(1,208)	(604)	604	1,208
Debentures	Increase/decrease of TR	(1,474)	(737)	737	1,474

Net effect of TR variation		(2,682)	(1,341)	1,341	2,682

Debentures	Increase/decrease of IPCA	(385)	(193)	193	385

Net effect of IPCA variation		(385)	(193)	193	385

Accounts receivable	Increase/decrease of INCC	83,051	41,525	(41,525)	(83,051)
Properties for sale	Increase/decrease of INCC	58,235	29,117	(29,117)	(58,235)

Net effect of INCC variation		141,286	70,642	(70,642)	(141,286)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

22. Related parties

22.1.  Balances with related parties

The balances between the Company and related companies are realized under conditions and prices established between the parties.

	Company		Consolidated
Current accounts	3/31/2014	12/31/2013	3/31/2014	12/31/2013

Assets
Current account:
Total SPEs	185,020	163,130	116,427	80,804
Condominium and consortia and thirty party’s works	300	1,743	300	1,743
Loan receivable	106,006	98,272	147,748	136,508
Dividends receivable	2,917	7,443	-	-
	294,243	270,588	264,475	219,055

Current	188,237	172,316	116,727	82,547
Non-current	106,006	98,272	147,748	136,508

Liabilities
Current account
Condominium and consortia	(39,681)	(39,100)	(39,681)	(39,100)
Total SPEs and Tenda	(74,854)	(163,075)	(70,022)	(94,578)
	(114,535)	(202,175)	(109,703)	(133,678)

Current	(114,535)	(202,175)	(109,703)	(133,678)

The composition, nature and condition of loan receivable by the Company are shown below:

	Company
	3/31/2014	12/31/2013	Nature	Interest rate

Engenho	15	15
Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	616	2,279	Construction	12% p.a. + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	15,926	15,201	Construction	12% p.a. + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	3,029	2,929	Construction	3% p.a. + CDI
Gafisa SPE 46 Emp. Imobiliários Ltda.	1,106	1,056	Construction	12% p.a. + IGPM
Gafisa SPE 73 Emp. Imobiliários Ltda.		-	Construction	12% p.a. + IGPM
Gafisa SPE 71 Emp. Imobiliários Ltda.	6,395	6,066	Construction	3% p.a. + CDI
Gafisa SPE 76 Emp. Imobiliários Ltda.	3,994	3,863	Construction	4% p.a. + CDI
Acquarelle Civilcorp Incorporações Ltda.	430	411	Construction	12% p.a. + IGPM
Manhattan Residencial I	69,235	62,441	Construction	10% p.a. + TR
Manhattan Comercial I	16	15	Construction	10% p.a. + TR
Manhattan Residencial II	141	137	Construction	10% p.a. + TR
Manhattan Comercial II	67	65	Construction	10% p.a. + TR
Target	5,036	-	Construction	12% p.a. + IGPM
Scena Laguna - Tembok Planej. e Desenv. Imob. Ltda.	-	3,794	Construction	12% p.a. + IGPM
Total Company	106,006	98,272

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

22. Related parties --Continued

22.1.  Balances with related parties --Continued

	Consolidated
	3/31/2014	12/31/2013	Nature	Interest rate

Engenho	15	15	Construction	12% p.a. + IGPM
Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	616	2,279	Construction	12% p.a. + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	15,926	15,201	Construction	12% p.a. + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	3,029	2,929	Construction	3% p.a. + CDI
Gafisa SPE-46 Emp. Imobiliários Ltda.	1,106	1,056	Construction	12% p.a. + IGPM
Gafisa SPE-71 Emp. Imobiliários Ltda.	6,395	6,066	Construction	3% p.a. + CDI
Gafisa SPE- 76 Emp. Imobiliários Ltda.	3,994	3,863	Construction	4% p.a. + CDI
Acquarelle - Civilcorp Incorporações Ltda.	430	411	Construction	12% p.a. + IGPM
Manhattan Residencial I	69,235	62,441	Construction	10% p.a. + TR
Manhattan Comercial I	16	15	Construction	10% p.a. + TR
Manhattan Residencial II	141	137	Construction	10% p.a. + TR
Manhattan Comercial II	67	65	Construction	10% p.a. + TR
Scena Laguna - Tembok Planej. E Desenv. Imob. Ltda.	5,036	3,794	Construction	12% p.a. + IGPM
Fit Jardim Botanico SPE Emp. Imob. Ltda.	18,257	17,998	Construction	113.5% of 126.5% of CDI
Fit 09 SPE Emp. Imob. Ltda.	7,453	7,183	Construction	120% of 126.5% of CDI
Fit 19 SPE Emp. Imob. Ltda.	4,004	4,003	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	3,696	3,589	Construction	113.5% of 126.5% of CDI
Ac Participações Ltda.	4,934	4,710	Construction	12% p.a. + IGPM
Other	3,398	753	Construction	Several
Total consolidated	147,748	136,508

In the period ended March 31, 2014 the recognized financial income from interest on loans amounted to R$1,371 (R$2,054 in 2013) in the Company’s statement and R$1,486 (R$2,539 in 2013) in the consolidated statement (Note 25).

Information regarding management transactions and compensation is described in Note 26.

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 22 to the financial statements as of December 31, 2013.

22.2.  Endorsements, guarantees and sureties

The financial transactions of the wholly-owned subsidiaries or special purpose entities and its subsidiaries of the Company have the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$1,366,388 (R$1,428,286 in 2013).

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

23. Net operating revenue

Company

Consolidated

3/31/2014

3/31/2013

3/31/2014

3/31/2013

Gross operating revenue

(restated)

Real estate development, sale, barter transactions and construction services

259,919	325,587	438,604	511,698

(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts (Note 5)

(263)	3,965	30,038	36,586

Taxes on sale of real estate and services

(23,546)	(27,285)	(35,941)	(40,734)

Net operating revenue

236,110	302,267	432,701	507,550

24. Costs and expenses by nature

These are represented by the following:

	Company		Consolidated

3/31/2014

3/31/2013

3/31/2014

3/31/2013

Cost of real estate development and sale:				(restated)
Construction cost	(106,387)	(137,083)	(202,484)	(238,159)
Land cost	(25,467)	(69,150)	(40,839)	(86,999)
Development cost	(9,202)	(9,845)	(24,301)	(30,373)
Capitalized financial charges (Note 12)	(19,009)	(15,420)	(34,745)	(33,593)
Maintenance / warranty	(5,342)	(3,014)	(7,532)	(9,696)
Recognition (reversal) of provision for cancelled contracts (Note 5)	-	-	(25,452)	(30,585)
	(165,407)	(234,512)	(335,353)	(429,405)

Commercial expenses:
Product marketing expenses	(4,760)	(12,409)	(9,183)	(24,000)
Brokerage and sale commission	(5,730)	(11,900)	(11,055)	(23,017)
Customer Relationship Management expenses	(4,032)	(3,299)	(7,778)	(6,380)
Other	(1,434)	(941)	(2,766)	(1,823)
	(15,956)	(28,549)	(30,782)	(55,220)

General and administrative expenses:
Salaries and payroll charges	(11,248)	(13,310)	(20,536)	(23,290)
Employee benefits	(1,079)	(899)	(1,864)	(1,636)
Travel and utilities	(369)	(673)	(555)	(1,187)
Services	(5,108)	(3,316)	(9,740)	(6,183)
Rents and condominium fees	(2,452)	(1,620)	(4,194)	(2,766)
IT	(3,702)	(1,227)	(5,829)	(2,739)
Stock option plan (Note 19.3)	(3,570)	(4,629)	(3,589)	(4,662)
Reserve for profit sharing (Note 26.iii)	(3,828)	(4,900)	(4,789)	(8,828)
Other	(145)	200	(323)	(1,714)
	(31,501)	(30,374)	(51,419)	(53,005)

Other income (expenses), net:
Expenses with lawsuits (Note 17)	(15,519)	(3,444)	(26,148)	(6,817)
Equity pick-up in unincorporated venture (“SCP”)	4,839	(344)	-	-
Other	(806)	(226)	156	-
	(11,486)	(4,014)	(25,992)	(6,817)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

25. Financial income

	Company		Consolidated

3/31/2014

3/31/2013

3/31/2014

3/31/2013

Financial income				(restated)
Income from financial investments	25,227	4,814	37,410	12,926
Financial income on loans (Note 22)	1,371	2,054	1,486	2,539
Interest income	1,052	245	1,878	353
Other financial income	1,985	93	3,422	3,113
	29,635	7,206	44,196	18,931
Financial expenses
Interest on funding, net of capitalization (Note 12)	(30,097)	(35,047)	(35,674)	(40,788)
Amortization of debenture cost	(937)	(980)	(937)	(1,026)
Payables to venture partners	-	-	(44)	(8,314)
Banking expenses	(1,866)	(2,064)	(1,730)	(2,874)
Derivative transactions (Note 21 (i) (b))	(186)	(2,507)	(186)	(2,507)
Discount in securitization transaction	(1,790)	(2,629)	(2,137)	(1,853)
Offered discount and other financial expenses	(2,230)	(6,092)	(11,402)	(10,734)
	(37,106)	(49,319)	(52,110)	(68,096)

26. Transactions with management and employees

(i)    Management compensation

The amounts recorded in the account “general and administrative expenses” for the period ended March 2014 and 2013, related to the compensation of the Company’s key management personnel are as follows:

	Management compensation
Period ended March 31, 2014	Board of Directors	Statutory Board	Fiscal Council

Number of members	9	6	3
Annual fixed compensation (in R$)	478	1.011	45
Salary / Fees	463	900	45
Direct and indirect benefits	15	111	-
Monthly compensation (in R$)	159	337	15
Total compensation	478	1.011	45
Profit sharing	-	958	-

	Management compensation
Period ended March 31, 2013	Board of Directors	Statutory Board	Fiscal Council

Number of members	9	6	3
Annual fixed compensation (in R$)	473	967	34
Salary / Fees	463	900	34
Direct and indirect benefits	10	67	-
Monthly compensation (in R$)	158	322	11
Total compensation	473	967	34
Profit sharing	-	1.765	-

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

26. Transactions with management and employees --Continued

(i)    Management compensation --Continued

       The maximum aggregate compensation of the Company’s management and Fiscal Council for the year 2014 was established at R$13,617, as approved at the Annual Shareholders’ Meeting held on April 25, 2014.

(ii)   Sales

In the period ended March 31, 2014, the total sales of units sold in 2014 to the Management is R$1,513 (R$2,405 in 2013) and the total receivables is R$7,140 (R$5,845 as of December 31, 2013).

(iii)   Profit sharing

In the period ended March 31, 2014, the Company recorded an expense for profit sharing amounting to R$3,828 in the Company’s statement (R$4,900 in 2013) and R$4,789 in the consolidated statement (R$8,828 in 2013) in the heading “General and Administrative Expenses” (Note 24), which is broken down as follows.

Consolidated	3/31/2014	3/31/2013
		(restated)
Statutory Board	958	1,765
Other collaborators	3,831	7,063
	4,789	8,828

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 26 to the financial statements as of December 31, 2013.

27. Insurance

For the period ended March 31, 2014, insurance contracts were not subject to significant changes in relation to those disclosed in Note 27 to the financial statements as of December 31,2013.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

28. Earning and loss per share

The following table shows the calculation of basic and diluted earning and loss per share. In view of the losses for the periods ended March 31, 2014 and 2013, shares with dilutive potential are not considered, because the impact would be antidilutive.

	3/31/2014	3/31/2013
Basic numerator		(restated)
Proposed dividends and interest on capital	-	-
Undistributed profit (loss)	(39,789)	(55,473)
Undistributed profit (loss), available for the holders of common shares	(39,789)	(55,473)

Basic denominator (in thousands of shares)
Weighted average number of shares	407,150	431,975

Basic profit (loss) per share in Reais	(0.0977)	(0.1284)
Diluted numerator
Proposed dividends and interest on capital
Undistributed profit (loss)	-	-
Undistributed profit (loss), available for the holders of common shares	(39,789)	(55,473)
	(39,789)	(55,473)
Diluted denominator (in thousands of shares)
Weighted average number of shares	407,150	431,975
Stock options	-	-
Diluted weighted average number of shares	407,150	431,975

Diluted profit (loss) per share in Reais	(0.0977)	(0.1284)

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 28 to the financial statements as of December 31, 2013.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

29. Segment information

The quarterly information of the business segments of the Company is as follows:

			Consolidated
	Gafisa S.A.	Tenda	3/31/2014
Net operating revenue	326,750	105,951	432,701
Operating costs	(237,860)	(97,493)	(335,353)

Gross profit	88,890	8,458	97,348

Selling expenses	(18,995)	(11,787)	(30,782)
General and administrative expenses	(32,449)	(18,970)	(51,419)
Depreciation and amortization	(11,206)	(2,816)	(14,022)
Financial expenses	(38,984)	(13,126)	(52,110)
Financial income	31,160	13,036	44,196
Tax expenses	(4,022)	(2,575)	(6,597)

Net profit/(loss) for the period from continuing operations	(2,329)	(37,460)	(39,789)

Customers (short and long term)	1,569,010	484,786	2,053,796
Inventories (short and long term)	1,488,290	663,884	2,152,274
Other assets	2,253,220	1,158,873	3,412,093

Total assets	5,310,520	2,307,543	7,618,063

Total liabilities	3,273,346	1,215,208	4,488,554

				(-) Operations	Consolidated
	Gafisa S.A.	Tenda	AUSA	held for sale	3/31/2013
					(restated)
Net operating revenue	367,285	140,265	161,042	(161,042)	507,550
Operating cost	(279,517)	(149,888)	(80,910)	80,910	(429,405)

Gross profit	87,768	(9,623)	80,132	80,132	78,145

Selling expenses	(34,441)	(20,779)	(15,214)	15,214	(55,220)
General and administrative expenses	(30,373)	(22,632)	(23,944)	23,944	(53,005)
Depreciation and amortization	(6,486)	(2,923)	(888)	888	(9,409)
Financial expenses	(60,325)	(7,771)	(11,737)	11,737	(68,096)
Financial income	8,229	10,702	4,601	(4,601)	18,931
Tax expenses	(2,916)	(3,521)	(1,205)	1,205	(6,437)

Profit (loss) for the period from continuing operations	(39,946)	(43,853)	-	-	(83,789)

Profit (loss) for the period from discontinued operations	-	-	-	38,292	38,292

Customers (short and long term)	1,680,148	840,168	711,861	-	3,232,177
Inventories (short and long term)	1,171,301	840,146	248,192	-	2,259,639
Other assets	1,044,465	1,561,548	432,545	-	3,038,558

Total assets	3,895,914	3,241,862	1,392,548	-	8,530,534

Total liabilities	3,672,460	1,406,138	807,233	-	5,885,831

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

29. Segment information--Continued

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 29 to the financial statements as of December 31, 2013.

30. Real estate ventures under construction – information and commitments

In order to enhance its notes and in line with items 20 and 21 of ICPC 02, the Company describes below some information on ventures under construction as of March 31, 2014:

30.1     The contracted sales revenue deducted from the appropriated sales revenue is the unappropriated sales revenue (net revenue calculated by the continuous transfer approach, according to OCPC 04). The unappropriated sales revenue of ventures under construction plus the accounts receivable of completed ventures plus the advance from clients less cumulative receipts, comprise the receivables from developments, as follows:

Ventures under construction:
Contracted sales revenue (*)	4,323,107
Appropriated sales revenue (A) (**)	(2,664,951)
Unappropriated sales revenue (B) (*)	1,658,156

Completed ventures (C)	994,433

Cumulative receipts (D) (**)	(1,528,659)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitments--Continued

Advances from clients
Appropriated revenue surplus (Note 18) (E)	43,105

Total accounts receivable from developments (Note 5) (-A+C+D+E)	2,173,830

 (*) Information other than accounting considered in the scope of independent auditors only to support the conclusion on the appropriated sales revenue recognized using the percentage-of-completion method  (PoC).

(**) Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of profit or loss for the period.

The information on unappropriated sales revenue and contracted sales revenue do not include ventures that are subject to restriction due to a suspensive clause, the legal period of 180 days in which the Company can cancel a development and therefore is not appropriated to profit or loss.

The real estate development revenue from units sold and under construction of real estate development is appropriated to statement of profit or loss over the construction period of ventures, in compliance with the requirements of item 14 of CPC 30 – Revenue. The procedures adopted in the appropriation to profit or loss over the construction period are described in Note 2 – Presentation of  Financial Statements and summary of main accounting practices of the financial statements as of December 31, 2013.

30.2     As of March 31, 2014, the total cost incurred and to be incurred in connection with units sold or in inventory, estimated until the completion of ventures under construction, is as follows:

Ventures under construction:

Incurred cost of units in inventory (Note 6)	598,588
Estimated cost to be incurred with units in inventory (*)	886,300
Total estimated cost incurred and to be incurred with units in inventory (a)(F)	1,484,888

Estimated cost of units sold (*) (G)	3,029,274
Incurred cost of units sold (H) (**)	(1,837,515)
Unappropriated estimated cost of units sold (*) (I)	1,191,759

Total cost incurred and to be incurred (F+G)	4,514,162

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitments --Continued

(a) The amount of R$281,125 refers to units of cancelled developments which contracts are not yet cancelled with the respective customers.

(*) Information other than accounting considered in the scope of independent auditors only to support the conclusion on the appropriated sales revenue recognized using the percentage-of-completion method  (PoC).

(**) Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of profit or loss for the period.

30.3     As of March 31, 2014, the estimated income to be earned until the completion of ventures under construction in connection with units sold is as follows:

Unappropriated sales revenue (B)	1,658,156
Unappropriated barter for land	175,314
1,833,470

Unappropriated cost of units sold (I)	(1,191,759)
Estimated profit	641,711

Information other than accounting considered in the scope of independent auditors only to support the conclusion on the appropriated sales revenue recognized using the percentage-of-completion method (PoC).

The estimated profit shown does not consider the tax effects or the present value adjustment, and the costs of lands, financial charges, barter and guarantees, which will be carried out as at the extent they are realized.

30.4     As of March 31, 2014, the retained profit of ventures under construction in connection with units sold is as follows:

Appropriated sales revenue (A) (**)	2,664,951
Appropriated barter for land (**)	94,694
2,759,645

Incurred cost of units sold (H) (**)	(1,837,515)
Profit (**)	922,130

(**) Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of profit or loss for the period.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

30. Real estate ventures under construction – information and commitment--Continued

The above profit is gross of taxes and present value adjustment (AVP).

30.5 The Company shows below a table of the percentage of asset related to the Company’s ventures that are included in the structures of equity segregation of the purchase as of March 31, 2014.

2013

Total assets included in the structures of equity segregation of the purchase (*)	7,610,968
Total consolidated assets	7,618,063
Percentage	99.91%

(*)Total assets of the Company, except for the Gafisa Vendas subsidiary, a company that sells the ventures of Gafisa. Regarding the ventures of subsidiaries, the follow-up of the cash and cash equivalents and corporate debts are carried out through the National Corporate Taxpayers’ Registry (CNPJ) of the company and not separately by venture.

31. Communication with regulatory bodies

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 31 to the financial statements as of December 31,2013.

32. Additional Information

The other explanation related to this note was not subject to significant changes in relation to those reported in Note 32 to the financial statements as of December 31, 2013.

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

 (Amounts in thousands of Brazilian Reais, except as otherwise stated)

33. Subsequent events

(i)      First Debentures Placement of the subsidiary Tenda

On April 17, 2014, the totality of the debenture holders of the First Placement  of subsidiary Tenda unanimously approved without any exception (a) the change in the maturity schedule of this placement to the following amounts and due dates: (i) R$10,000 on April 1, 2014, (ii) R$10,000 on October 1, 2014, (iii) R$80,000 on April 1, 2015, (iv) R$100,000 on October 1, 2015, (v) R$100,000 on April 1, 2016, (vi) R$100,000 on October 1, 2016; (b) reduction in the Guaranteed Percentage to 130% of Eligible Receivables; (c) reduction to three (3) months the period for retaining the amounts in the Centralized Account previous to the maturity of each amortization and/or interest installment; (d) change in the definition of associate credit (“crédito associativo”), a government real estate finance aid, of the Indenture (e) permission for cancelling the restriction of Receivables in case of guarantee surplus; (f) exclusion of the possibility of early redemption and/or early amortization of Debentures.

(ii)     Funds held in trust by third parties

On April 1, 2014, the Company made the payment of the tenth installment of interest and the fourth installment of amortization related to the first debenture placement of the subsidiary Tenda, in the total amount of R$29,354.

(iii)    Annual Shareholders’ Meeting

On April 25, 2014, the Annual Shareholders’ Meeting of the Company was held, in which the following main resolutions were taken: (i) approval of the financial statements for the year ended December 31, 2013; (ii) allocation of the net income for the year ended December 31, 2013 and dividend distribution; (iii) the number of members who shall compose the Board of Directors of the Company and their election; (iv) the aggregate compensation amount to be distributed among the management and Fiscal Council members, and (v) election of members to the Fiscal Council.

.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Comments on Company’s Business projections

OUTLOOK

First quarter launches totaled R$535.4 million, a 172% increase compared to 1Q13. The result represented 23% of the mid-point of the 2014 guidance range. Gafisa segment accounted for 66% of launches and Tenda represented the remaining 34%.

Table 1. Guidance - Launches (2014E)

	Guidance (2014E)	Actual Figures 1Q14A	1Q14A / Mid-point of Guidance
Consolidated Launches	R$2.1 – R$2.5 bi	535.4 million	23%
Breakdown by Brand
Gafisa Launches	R$1.5 – R$1.7 bi	353.9 million	22%
Tenda Launches	R$600 – R$800 mn	181.4 million	26%

With the completion of the sale of the Alphaville stake in 2013, the Company entered 2014 with a solid liquidity position. As reported in this release, the Company`s Net Debt/Equity ratio reached 44.9% at the end of 1Q14. Given this result, and considering the Company's business plan for 2014, the Company expects leverage to remain between 55% - 65%, as measured by the Net Debt/Equity ratio.

Table 2. Guidance - Leverage (2014E)

	Guidance (2014E)	Actual Figures 1Q14	1Q14 / Mid-point of Guidance
Consolidated Data	55% - 65% Net Debt / Equity	44.9%	-

The Company is also providing guidance on its administrative structure. Administrative expenses as a percentage of launch volumes for the Gafisa segment is expected to reach 7.5% in 2014. Tenda has no guidance for this indicator for 2014, although for 2015 the Company expects the ratio to reach 7.0%.

Table 3. Guidance - Administrative Expenses / Launches Volume (2014E)

	Guidance (2014E)	Actual Figures 1Q14	1Q14 / Mid-point of Guidance
Gafisa	7.5%	9.2%
Tenda	Not Applicable	-

Table 4. Guidance Administrative Expenses / Launches Volume (2015E)

Guidance (2015E)
Gafisa	7.5%
Tenda	7.0%

Finally, the Company defined as a benchmark for profitability the Return on Capital Employed (ROCE), and we expect that in the next three year period, this ratio shall be between 14% - 16% for both the Tenda and Gafisa segments.

Table 5. Guidance – Return on Capital Employed (3 years)

Guidance (3 years)
Gafisa	14% - 16%
Tenda	14% - 16%

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other information deemed relevant by the Company

1.   SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

	3/31/2014
	Common shares
Shareholder	Shares	%

Treasury shares	33,999,486	7.81
Polo	30,472,246	7.00
FUNCEF – Fundação dos Economiários Federais	23,835,800	5.47
Skagen Global	22,265,026	5.11
Orbis	22,228,676	5.10
Outstanding shares	302,757,967	69.51

Total shares	435,559,201	100.00%

	3/31/2013
	Common shares
Shareholder	Shares	%

Treasury shares	1,599,486	0.37
FUNCEF – Fundação dos Economiários Federais	23,835,800	5.50
Outstanding shares	407,774,493	94.12

Total shares	433,229,779	100.00%

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other information deemed relevant by the Company

2.   SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	3/31/2014
	Common shares

	Shares	%

Shareholders holding effective control of the Company
Board of Directors	670,558	0.15
Executive directors	2,959,426	0.68
Fiscal council	20	-
Executive control, board members, officers and fiscal council	3,630,004	0.83

Treasury shares	33,999,486	7.81
Outstanding shares in the market (*)	397,929,711	91.36

Total shares	435,559,201	100.00%

	3/31/2013
	Common shares

	Shares	%

Shareholders holding effective control of the Company	-	-
Board of Directors	383,313	0.09
Executive directors	1,120,722	0.26
Fiscal council	-	-
Executive control, board members, officers and fiscal council	1,504,035	0.35

Treasury shares	1,599,486	0.37
Outstanding shares in the market (*)	430,126,258	99.28

Total shares	433,229,779	100.00%

(*) Excludes shares of effective control, management, board and in treasury.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other relevant information

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Reports and statements \ Management statement of interim financial information

Management statement of interim financial information

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended March 31, 2014; and

ii)   Management has reviewed and agreed with the interim information for the period ended March 31, 2014.

Sao Paulo, May 9th, 2014

GAFISA S.A.

Management

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

March 31, 2014

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Reports and Statements \

Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended March 31, 2014; and

ii)   Management has reviewed and agreed with the interim information for the period ended March 31, 2014.

Sao Paulo, May 9th, 2014

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 22, 2014

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer